Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A.
4th Quarter 2019 Result

Itaú Unibanco Holding S.A. ("Company") announces to its stockholders and the market at large that the Complete Financial Statements for the year ended December 31, 2019 and the Management Discussion & Analysis for the 4th quarter of 2019 are already available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

Additionally, we forward the information described below:

- Institutional Presentation of the 4th quarter of 2019 **(Attachment 01)**;
- Press Presentation on the quarterly result, scheduled for February 11, 2020 at 8:30 am (Brasília official time) **(Attachment 02)**;
- Press release **(Attachment 03)**;
- Presentation for public conference calls on the quarterly result, scheduled for February 11, Tuesday, in English at 10:00 am (Brasília official time) and in Portuguese at 11:30 am (Brasília official time) **(Attachment 04)**.

The expectations presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.

These information's strengthen our commitment to transparency in our disclosures to the many strategic audiences we have.

São Paulo - SP, February 10, 2020.

Alexsandro Broedel
Group Executive Finance Director and Head of Investor Relations

fls.2 Attachment 01 fls.2 Attachment 01

4Q19 Institutional Presentation Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 CDP NYSE BM&FBOVESPA4Q19 Institutional Presentation Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 CDP NYSE BM&FBOVESPA

4Q19 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.4Q19 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Agenda Corporate 04 profile Strategic 10 fronts Our 33 businesses Corporate 55 governance Capital and 64 risk management Highlights 77 of the results Additional 93 informationAgenda Corporate 04 profile Strategic 10 fronts Our 33 businesses Corporate 55 governance Capital and 64 risk management Highlights 77 of the results Additional 93 information

Corporate profile 4Corporate profile 4

Corporate profile

About us?

Universal bank | 95 years of history | largest bank in Latin America[1]

Market Value[3]	Total assets[3]	Credit portfolio[3]	ROE[4]	Net income[4]	Tier I Capital[3]
US$89.8 bn	R$1,738.7 bn	R$706.7 bn	23.7%	R$7.3 bn	14.4%

We are present in 18 countries



Latin America
- Argentina
- Brazil
- Chile
- Colombia
- Mexico (1)
- Panama
- Paraguay
- Peru (1)
- Uruguay

Rest of the World
- German (1)
- Bahamas (1) (3)
- Cayman (1) (2) (3)
- Spain (1)
- United States (1) (2) (3)
- France (1)
- Portugal (1)
- United Kingdom (1) (2)
- Switzerland (3)

Key
- Multiple Bank
- Other operations

(1) Corporate & Investment Banking (2) Asset Management (3) Private Banking

Brazil's most valuable[2] brand

R$33.5 billion

Approximately

- **55 million** Retail clients
- **241 k** direct shareholders
- **4.5 k** branches and PABs
- **95 k** employees
- **46 k** ATMs

(1) Largest bank in market value; (2) 2019 Interbrand Ranking; (3) December 2019; (4) In 4Q19.

5

Corporate profile

What do we do?

Full offering of products and services| diversified client base | solid brand

A complete **physical and digital** bank



Open platform

Investment and insurance products sold on open platforms.

Credit	Services	Insurance
Personal	Current accounts	Life
Cards	Cards and acquiring	Homeowners insurance
Working capital	*Consórcio*	Auto
Real estate	Brokerage	Dental
Micro credit	Pension plans	Card protection
Vehicles	Premium Bonds	Travel
Rural	Payment means	Healthcare
Payroll loans	Capital markets	Smartphone protection
Imports/Exports	Investments	Guarantee insurance
Other products	Other products	Other products

The **Retail Bank** includes retail clients, high-income clients and very small and small businesses, in addition to products and services for non-account holders.

The **Wholesale Bank** is responsible for high net worth clients (private banking), the units in Latin America, banking for middle market and large companies and corporations through Itaú BBA, the unit responsible for corporate clients and for its role as an investment bank.

Main brands and commercial partners

6

Corporate profile

How have we evolved?

Adaptable culture | innovation | transparency in business

We have witnessed important changes around the world...

- **1929** – NY Stock Exchange crisis
- **1945** – World War II ends
- **1983** – First overseas branch of Itaú
- **1985** – First version of Windows appears
- **1990** – First Internet providers
- **2002** – Euro becomes the official currency of most EU nations
- **2006** – Itaú on the NY Stock Exchange.
- **2016** – Britain decides to leave the European Union (Brexit)

First steps
Casa Moreira Salles opens in 1924, and Banco Central de Crédito in 1943.

Paths to growth
Marked by mergers, acquisitions and business alliances that enabled the growth and consolidation of both institutions.

An historic merger
In 2008, Itaú and Unibanco united to create Brazil's largest private bank[1].

Focus on Latin America
Our international presence has evolved year after year. Today, Itaú is present in 18 countries.

A bank with a purpose
We believe that people have the power to transform the world, and that the bank can promote this transformation.

... and in Brazil

- **1930** – First in-branch calculators
- **1950** – First checks with client's name
- **1960** – First debit and credit cards
- **1980** – Banking automation begins
- **1984** – First ATMs
- **1989** – First Bankfone transactions
- **1992** – Internet Banking in Brazil
- **2002** – Mobile Banking in Brazil

(1) Largest bank in market value; (2) 2019 Interbrand Ranking ; (3) December 2019; (4) In 4Q19.

7

Corporate profile

What are we seeking?

To change leagues and compare ourselves with the world's best companies in client satisfaction

Changing leagues

Our Purpose

Promoting people's power of transformation

Our culture — Our Way

- Simple. Always
- People mean everything to us
- Ethics are non-negotiable
- It's only good for us if it's good for the client
- Passionate about performance
- The best argument is the one that matters
- We think and act like owners

Strategic fronts

TRANSFORMATIONAL

CONTINUOUS IMPROVEMENT

- **Client centricity** — Listening to and understanding the clients
- **Digital transformation** — New technologies
- **People management** — The experience of our employees
- **Sustainable profitability** — Continuous improvement in efficiency
- **Risk management** — New risk culture and risk appetite
- **Internationalization** — To achieve levels of results close to those of Brazil

Commitments to a Positive impact

- Responsible investment
- Financing for sectors with a positive impact
- Inclusion and entrepreneurship
- Financial citizenship
- Transparency in communication
- Ethics in relationships and business
- Inclusive management
- Responsible management

8

Corporate profile

A responsible bank

Itaú

We believe that people have the power to transform the world, and that a bank can promote this transformation.

Ethics is present in our business and results in transparency, respect and honesty in our relationships with our stakeholders, in the quality of our products and services and in our concern with financial performance and socioenvironmental responsibility.

Our commitments to a positive impact

1 **Financing for sectors with a positive impact**
To increase our financing and services in those sectors.

2 **Responsible investment**
To expand our offering and distribution of products and services for an economy that is more responsible and with a positive impact.

3 **Inclusion and entrepreneurship**
To increase financial inclusion for entrepreneurs.

4 **Financial citizenship**
To promote client satisfaction, as well as their financial lives.

5 **Transparency in the communication**
To strengthen our transparency, demonstrating the value created for our stakeholders.

6 **Ethics in relationships and business**
Ethics are non-negotiable.

7 **Inclusive management**
To enhance our employees' experience and to foster a working environment that is diverse, inclusive and healthy.

8 **Responsible management**
To improve the performance of our operations and to foster sustainable practices across our supply chain.

Principal voluntary commitments

Responsible banking

UNEP Finance Initiative, PSI, FEBRABAN, PRI, CNseg, ICE, Equator Principles

Transparency in the communication

IR, TCFD, AA1000 Licensed Assurance Provider, Global Reporting Initiative

Sustainable development

cebds, Global Compact Network Brasil

Climate change

EPC, CDP, Programa Brasileiro GHG Protocol

Respect and diversity

Red Mujer Emprendedora, Women's Empowerment Principles, GBA, Programa Pró-Equidade de Gênero e Raça, +Mulher360, Fórum de Empresas e Direitos LGBT+, United Nations Human Rights, Coalizão Empresarial para Equidade Racial e de Gênero

Ethics and integrity

PACTO PELO ESPORTE, InPACTO, Instituto ETHOS, empresa limpa, Empresa Pró-Ética

9

Strategic fronts 10Strategic fronts 10

Strategic fronts Strategic Fronts Following a collective thought process, we defined our priority strategic fronts in order to achieve consistent and quality results in the years ahead. Strategic fronts of Client Continuous Centricity improvement Risk Management Digital Transformation Sustainable Profitability People Management Internationalization Transformational Strategic fronts 11Strategic fronts Strategic Fronts Following a collective thought process, we defined our priority strategic fronts in order to achieve consistent and quality results in the years ahead. Strategic fronts of Client Continuous Centricity improvement Risk Management Digital Transformation Sustainable Profitability People Management Internationalization Transformational Strategic fronts 11

Strategic fronts Client Centricity We want our clients to have the best experience That is why we are continually and tirelessly striving to improve our client’s experience each time they engage with the bank Satisfied clients create more value Universal Bank Present Value of R$/client net income, 5-year forecast (base 100) 55 million clients 2x 950 § between 18 and over 80 years of age § from low-income to the Private segment 5x § Present throughout Brazil, both in the capital 468 Itaú Branches cities and hinterland, and overseas § companies: from very small companies, to 100 major corporate conglomerates The difference between the present value We challenge ourselves daily to serve created by a client who advocates for the Itaú Branches segment, against the value this very heterogeneous universe. 10x generated by one who knocks it 12Strategic fronts Client Centricity We want our clients to have the best experience That is why we are continually and tirelessly striving to improve our client’s experience each time they engage with the bank Satisfied clients create more value Universal Bank Present Value of R$/client net income, 5-year forecast (base 100) 55 million clients 2x 950 § between 18 and over 80 years of age § from low-income to the Private segment 5x § Present throughout Brazil, both in the capital 468 Itaú Branches cities and hinterland, and overseas § companies: from very small companies, to 100 major corporate conglomerates The difference between the present value We challenge ourselves daily to serve created by a client who advocates for the Itaú Branches segment, against the value this very heterogeneous universe. 10x generated by one who knocks it 12

Strategic fronts
Client Centricity

Satisfied clients create higher value

We want to be the benchmark in satisfaction, transforming our culture so that the client is at the center of everything. Our actions, including digital transformation and the efforts involving people management, are designed for our clients' satisfaction, a key metric for the entire organization.

Itaú Escuta

Active contact to understand our clients' experience.

+80 k
feedbacks per month

Papo de Cliente

Lessons learned from client feedbacks, so as to enhance their experience.

over 3.5 k
meetings per month

Global NPS


+ 9 points
+ 17 points
+ 27 points
2019 vs 2018
(Dec-19 vs Aug-18)
2021 vs 2018
2023 vs 2018

We want to be compared to the world's best companies in client satisfaction amazon NETFLIX USAA TESLA

Comparable companies

13

Strategic fronts Client Centricity Continuous updates for a better experience APP PERSONNALITÉ Our apps are among 4.7 the best rated in 4.4 app stores APP ABRE CONTA App Store Play Store APP ITAÚ 1st bank offering bank account opening (INDIVIDUALS) by mobile phone 4.5 4.7 4.7 4.7 APP LIGHT 1st bank APP ITAUCARD 12 MM individual clients using digital offering a leaner smartphone app channels 4.5 4.7 4.5 + 90 new features on the mobile channel APP REDE Card receivables APP ITAÚ EMPRESAS APP ITAÚ EMPRESAS control by phone 60 updates in our app 4.5 3.6 4.4 4.6 3,8 4,4 Updated in Dec-19 14Strategic fronts Client Centricity Continuous updates for a better experience APP PERSONNALITÉ Our apps are among 4.7 the best rated in 4.4 app stores APP ABRE CONTA App Store Play Store APP ITAÚ 1st bank offering bank account opening (INDIVIDUALS) by mobile phone 4.5 4.7 4.7 4.7 APP LIGHT 1st bank APP ITAUCARD 12 MM individual clients using digital offering a leaner smartphone app channels 4.5 4.7 4.5 + 90 new features on the mobile channel APP REDE Card receivables APP ITAÚ EMPRESAS APP ITAÚ EMPRESAS control by phone 60 updates in our app 4.5 3.6 4.4 4.6 3,8 4,4 Updated in Dec-19 14

Strategic fronts Client Centricity¹ Identified Investment recommendations need: What is the best way to invest my money? Solution The most advantageous 2.5 minutes Data only Itaú has: combination possible for each to generate a ü Expected results from 28,000 financial products and assets client, according to their profile ü 200,000 possible portfolio combinations recommendation and moment in life ü 10,000 scenarios for market behavior +0.50 to 2.50 pp additional annual Testing 2 billion different scenarios portfolio for all client profiles DIAGNÓSTICO DA SUA CARTEIRA profitability Sua carteira atual Carteira personalizada based on the Optimization in the client context (current Carteira em 26/08/2019 Nível de risco: Arrojado portfolio, earnings and new investments) Nível de risco: Moderado Retorno esperado (em recommendation Retorno esperado (em % % CDI): 133.9% a.a. CDI): 114.5% a.a. Juros pós-fixados Juros prefixados Inflação Multimercado Customized expert evaluation 07 (1) Data base: Sep-19 15Strategic fronts Client Centricity¹ Identified Investment recommendations need: What is the best way to invest my money? Solution The most advantageous 2.5 minutes Data only Itaú has: combination possible for each to generate a ü Expected results from 28,000 financial products and assets client, according to their profile ü 200,000 possible portfolio combinations recommendation and moment in life ü 10,000 scenarios for market behavior +0.50 to 2.50 pp additional annual Testing 2 billion different scenarios portfolio for all client profiles DIAGNÓSTICO DA SUA CARTEIRA profitability Sua carteira atual Carteira personalizada based on the Optimization in the client context (current Carteira em 26/08/2019 Nível de risco: Arrojado portfolio, earnings and new investments) Nível de risco: Moderado Retorno esperado (em recommendation Retorno esperado (em % % CDI): 133.9% a.a. CDI): 114.5% a.a. Juros pós-fixados Juros prefixados Inflação Multimercado Customized expert evaluation 07 (1) Data base: Sep-19 15

Strategic fronts
Digital Transformation
Itaú

Supply perspective x Demand perspective

Traditional model: supply perspective

New technology trends:
- cloud
- artificial Intelligence and machine learning
- big data and analytics
- APIs
- blockchain

What are they for?
Identifying possible application opportunities

Let's test
Pilots and tests in lateral situations, which do not compromise

We find an application
More investmentfor updating

Expenditure $$$ **Time** ◷◷◷

Modern model: demand perspective

client's real needs + **New technology radar:**
- cloud
- artificial Intelligence and machine learning
- big data and analytics
- APIs
- blockchain

Technology applied to solve real problems, enabling measurement of value created

Expenditure $ **Time** ◷

16

Strategic fronts Digital Transformation To achieve digital transformation we need to change the way we develop services and products Before Market Solution customization time data research development Client Bank Client Now Data customization time data + research + experimenting Client Bank 17Strategic fronts Digital Transformation To achieve digital transformation we need to change the way we develop services and products Before Market Solution customization time data research development Client Bank Client Now Data customization time data + research + experimenting Client Bank 17

Strategic fronts Digital Transformation Examples of the new way in which we design product and services Iti is a multi-purpose platform that allows clients and non- clients to pay, buy, transfer and receive money instantaneously peer-to-peer or through a QR code. We acquired Zup to accelerate our modernization of the legacy Individuals • specialized team • Light and fast registration without bureaucracy. No need to prove income, • micro services marketplace address, etc; • independent management • You don't need to be an Itaú customer. Available for those who are already customers of any bank, or even for those who do not have a bank account; • Virtual wallet: credit cards (from any bank) for making payments; • Accepted in all network of Rede machines; • Discounts and benefits at partners such as Bacio di Latte, Netshoes and Magazine Luiza; • Robust pipeline of features planned for the first and second quarters of 2019, using cloud development and technological construction state-of- the-art ; • Innovative security and fraud prevention solution, based on facial biometrics and data intelligence. 18Strategic fronts Digital Transformation Examples of the new way in which we design product and services Iti is a multi-purpose platform that allows clients and non- clients to pay, buy, transfer and receive money instantaneously peer-to-peer or through a QR code. We acquired Zup to accelerate our modernization of the legacy Individuals • specialized team • Light and fast registration without bureaucracy. No need to prove income, • micro services marketplace address, etc; • independent management • You don't need to be an Itaú customer. Available for those who are already customers of any bank, or even for those who do not have a bank account; • Virtual wallet: credit cards (from any bank) for making payments; • Accepted in all network of Rede machines; • Discounts and benefits at partners such as Bacio di Latte, Netshoes and Magazine Luiza; • Robust pipeline of features planned for the first and second quarters of 2019, using cloud development and technological construction state-of- the-art ; • Innovative security and fraud prevention solution, based on facial biometrics and data intelligence. 18

Strategic fronts

Digital Transformation

+ speed to extend our digital offer

Cubo is the **largest hub** for technological entrepreneurship promotion in **Latin America.**

cubo + Itaú



1,031 residents (120 startups)
512 startups members
80+ projects between the bank and Cubo startups
13 floors + rooftop
215,000+ ft²
2,000 people/day
29 sponsors
4 to 7 events/day
1,000 events/year

Founders

Itaú | Redpoint eventures

Business verticals: Industry | Retail | Health | Education | Fintech

Partnerships: RENAULT, brMalls, dasa, kroton, cisco, CI&T, Schneider Electric, accenture digital, Sapore, + outros

Awards since 2015:

- Spark Awards
- IF Design Award
- International Visual Identity Awards
- Financial Innovation Awards 2016
- Startup Awards

19

Strategic fronts Digital Transformation New work methods lead to superior results Technology solutions Higher value Greater number of solutions delivered Higher financial return attained 24% 100% 2018 2018 2019 2019 Higher productivity Unavailability Clients who had problems on the mobile and internet channels Reduction in the delivery time of technology solutions -27% 4Q2018 -58% 2018 4Q2019 2019 20Strategic fronts Digital Transformation New work methods lead to superior results Technology solutions Higher value Greater number of solutions delivered Higher financial return attained 24% 100% 2018 2018 2019 2019 Higher productivity Unavailability Clients who had problems on the mobile and internet channels Reduction in the delivery time of technology solutions -27% 4Q2018 -58% 2018 4Q2019 2019 20

Strategic fronts Digital Transformation Data: the bank’s new capital Data and State-of-the-art Data analytics algorithms scientists + + Voice data + Results +275% of value captured Transactions Biometrics in projects in analytics 27 petabytes = 50% of everything humanity has ever written in Interactions in Image data any languages digital channels 2017 2019 Geolocation Text data 21Strategic fronts Digital Transformation Data: the bank’s new capital Data and State-of-the-art Data analytics algorithms scientists + + Voice data + Results +275% of value captured Transactions Biometrics in projects in analytics 27 petabytes = 50% of everything humanity has ever written in Interactions in Image data any languages digital channels 2017 2019 Geolocation Text data 21

Strategic fronts Digital Transformation Analytics: “listening to” 360,000 calls every day In the past Today One of the Traditional monitoring Speech analytics world’s largest Transcription of 100% of the calls and analysis of the texts voice transcription operations “I would like to increase my limit.” 130 MM client attendant calls/year The right Call Client´s Audio Calls monitored by people. content data signal service, for the <0.5% followed up right client at the • Measure the satisfaction of 100% of our clients right moment • Map opportunities Capture client’s satisfaction limited to one sample • Capture intentions without having to ask • Channel efficiency 22Strategic fronts Digital Transformation Analytics: “listening to” 360,000 calls every day In the past Today One of the Traditional monitoring Speech analytics world’s largest Transcription of 100% of the calls and analysis of the texts voice transcription operations “I would like to increase my limit.” 130 MM client attendant calls/year The right Call Client´s Audio Calls monitored by people. content data signal service, for the <0.5% followed up right client at the • Measure the satisfaction of 100% of our clients right moment • Map opportunities Capture client’s satisfaction limited to one sample • Capture intentions without having to ask • Channel efficiency 22

Strategic fronts Digital Transformation Focus on efficiency while continually investing in technology Technology investments 15% 215 Inflation (IPCA) accumulated in the 154 period 130 122 100 109 108 106 101 100 47.6 46.4 45.3 45.5 43.7 2016 2017 2018 2019 2020 (E) Efficiency Ratio (%) Non-interest Expenses (Base 100) Technology investments (Base 100) 23Strategic fronts Digital Transformation Focus on efficiency while continually investing in technology Technology investments 15% 215 Inflation (IPCA) accumulated in the 154 period 130 122 100 109 108 106 101 100 47.6 46.4 45.3 45.5 43.7 2016 2017 2018 2019 2020 (E) Efficiency Ratio (%) Non-interest Expenses (Base 100) Technology investments (Base 100) 23

Strategic fronts People Management¹ By region By age bracket Approximately 8,2 k people 8.6% North > 50 years 95 thousand 1% 50,3 k people Northeast 5% 52.8% 30-50 years Center-West Employees² 4% 36,7 k people 10% Southeast 38.6% up to 30 years in Brazil and overseas 72% South Overseas 8% 14% By gender By hierarchical level Inclusion and diversity People with 0.1% Officers 87% 13% Women disabilities 14.9% Managers 48% 52% 59% 5% 37.7% Administration 49% 51% Afro-Brazilians Men 31% 69% 38.5% Operations Trainees 62% 38% 0.1% 22% 41% 44% 56% 5.9% Interns 29% 71% 2.7% Apprentices (1) Data base 2018. (2) Data base Dec-19. 24Strategic fronts People Management¹ By region By age bracket Approximately 8,2 k people 8.6% North > 50 years 95 thousand 1% 50,3 k people Northeast 5% 52.8% 30-50 years Center-West Employees² 4% 36,7 k people 10% Southeast 38.6% up to 30 years in Brazil and overseas 72% South Overseas 8% 14% By gender By hierarchical level Inclusion and diversity People with 0.1% Officers 87% 13% Women disabilities 14.9% Managers 48% 52% 59% 5% 37.7% Administration 49% 51% Afro-Brazilians Men 31% 69% 38.5% Operations Trainees 62% 38% 0.1% 22% 41% 44% 56% 5.9% Interns 29% 71% 2.7% Apprentices (1) Data base 2018. (2) Data base Dec-19. 24

Strategic fronts

People Management[1]

Employee's experience

Our challenge is to be increasingly attractive to all generations and to engage and develop our talent pool. To do so, we have consistently invested in disseminating our purpose and what we refer to as Our Way – a strong culture rooted in collaboration, meritocracy, ethics and total and unbridled respect for the individual.

An innovative and inspiring environment.

VoU cOmO sOu

Rendering our dress code flexible, respecting our employees and our strategic agenda.

Home-office

approximately 2,600 employees in the pilot project up to twice a week.

We offer more flexible options that encourage employee autonomy. This initiative obtained a **satisfaction score of 4.7** (out of 5.0).

IU Conecta

A new platform for our employees' day-to-day. A social network with several administrative tools.

New work methods

29 communities
+7,000 people

Collaborative environments, delivery communities and focal space aiming for greater synergy, communication and integration among the teams.

Flexibility

Over 70 k eligible employees

Greater freedom for employees to reconcile their working hours with their personal life.

Is Itaú Unibanco a good place to work?

In our employees' eyes[2]

73 e-NPS

Advocates (Scores 9-10)	78%
Neutrals (Scores 7-8)	18%
Knockers (Cores 0-6)	5%

Attraction and retention of employees

15.4 k admissions

- 53% Women
- 47% Men
- 85% Up to 30 years' old
- 15% Over 30 years old

10.0% turnover rate

- 3.1% Voluntary
- 6.9% Involuntary

In the market's eyes

LinkedIn 2019 TOP COMPANIES

2019 CARREIRA DOS SONHOS

Valor CARREIRA AS MELHORES NA GESTÃO DE PESSOAS 2018

você s/a 2018

Great Place To Work. 2018

(1) Data base 2018. (2) Data base Dec-19.

25

Strategic fronts

People Management[1]

Itaú

A bank that recognizes, values and encourages people development.

Meritocracy Cycle

The program takes into account the targets proposed, the results obtained and the manner in which those results are delivered, since although it is important to achieve objectives, our values must underpin all actions.

Evaluation


Behavior
Results

X-Axis

Results

The X-Axis evaluates the employee's performance based on the results achieved in each target agreed.

Y-Axis

360º Evaluation

Behavior

The Y- Axis evaluates whether the employee's behavior reflects our values (Our Way) based on the results of the evaluation surveys undertaken by managers, peers and partners.

Total compensation[2]


R$ 22 bi

Fixed compensation

R$ 17 billion

Recognizes a professional's competence and seniority.

Variable compensation

R$ 5 billion

Recognizes the level of individual performance, the financial result attained by the bank and its sustainability in the short, medium and long terms. Each employee has targets to be achieved, which are linked to the strategy of each area which, in turn, reflects our global strategy.

Investment in personnel

Courses and training

Over than 1,400 live and online training sessions.

Hours of training

On average, 24 hours of live and online training per employee.

Scholarships

6.7 k scholarships, postgraduate and language courses.

Supplementary pension schemes

72% of the employees have a supplementary plan.

Partners' and Associates' Program

To align the interests of our officers and employees with those of our shareholders, we run a program for partners and associate intended for managers and employees with a differentiated performance.

Further details on page 62

(1) Data base 2018. (2) Data base Dec-19. Fixed compensations includes compensation, social benefits and charges. Variable compensation includes employees´ profits sharing and share-based payment.

26

Strategic fronts Risk Management risk management fully timely and preemptive action, widely disseminated integrated into the focusing on creating increasing and risk culture performance of the business sustainable value and on client centricity PERFORMANCE COVERAGE Previous Current à Future Credit Business Processes Business Client Focus Market and liquidity Regulatory Reactive Preemptive Attitude Operations Form Reporting Challenging Technology Compliance Center Problem Solution Corporate People Security 27Strategic fronts Risk Management risk management fully timely and preemptive action, widely disseminated integrated into the focusing on creating increasing and risk culture performance of the business sustainable value and on client centricity PERFORMANCE COVERAGE Previous Current à Future Credit Business Processes Business Client Focus Market and liquidity Regulatory Reactive Preemptive Attitude Operations Form Reporting Challenging Technology Compliance Center Problem Solution Corporate People Security 27

Strategic fronts

Sustainable Profitability

Our inspiration is to be leaders in sustainable performance, where profitability exceeds the cost of capital, and in the creation of increasing value.

Pillars

- Our Business Model
- Digital Strategy
- Capital Management
- Data and Models

Retail Result by Type of Branches



Digital
Traditional
(base 100)
P&L
Revenues
Cost of Credit
Other costs
EBIT
100
15
33
52
100
18
62
20

Recurring Net Income

Our challenge is to continually improve the efficiency of our operations by maintaining clients at the center of our decisions, through strategic cost management and investment in technology and new ways of working in order to boost the use of our resources, while efficiently managing the allocation and cost of capital.



ROE
23.9%
20.3%
21.8%
21.9%
23.7%
Average Cost of Capital
16.3%
16.9%
14.6%
14.0%
13.0%
Recurring Net Income
23.8
22.1
24.9
25.7
28.4
Value Creation
8.3
4.4
8.2
9.2
12.8
Cost of Capital
15.5
17.7
16.6
16.5
15.6
In R$ billion
2015
2016
2017
2018
2019

28

Strategic fronts
Sustainable Profitability

How does the bank generate value?


Customer base
x
Client satisfaction
=
EBIT
New clients
Clients churn
Omnichannel
Cost of acquiring clients
Market Share
NPS System
e-NPS
Digitalization
Efficiency enabler
Efficacy (prompt solution)
Timeliness (response time)
Complaints reduction
Revenue (PB)
Contacts per client
Sales per client
Share of wallet
Cost to serve
Digitalized clients
Cost of the physical structure
Cost of credit

29

Strategic fronts
Sustainable Profitability

Strict cost management

If we are to remain profitable and competitive, we need a structural improvement in efficiency by constantly striving for opportunities to reduce costs.

Initiatives

- Voluntary redundancy program
- Review of processes
- Optimization of costs
- Corporate engagement
- **Internal engagement campaigns**

Changing the approach to cost management, from tactical to strategic;

Use of technology to rethink business models.

Employees


Name

Dec-18 100,335

Dec-19 94,881

∨ 5,454 (Dec-19 vs. Dec-18)

Branches and PABs


Itaú

Physical Branches and PABs

	Dec-18	Dec-19
Total	4,940	4,504
Digital Branches	195	196
Physical Branches and PABs	4,745	4,308

∨ 436 (Dec-19 vs. Dec-18)

Digital Branches (Brazil)


Itaú

30

Strategic Fronts

Internationalization

Where are we?

We are **present in 18 countries**, of which 9 are in Latin America.

Latin America

Universal Banks

Northern Hemisphere

Units providing services and expanding the product shelf

What are we seeking?

We are looking to replicate our commercial management, technology, and risk management model in the countries where we operate and to pursue profitability levels close to those of Brazil, while also seeking synergies and what we can learn from cultural operational exchanges.

Why Internationalize?

1. Access to new markets
2. Capability of replicating the business model
3. Increase in scale
4. Supplement the offering

"We are a universal bank, operating predominantly in Latin America"

Latin America (excluding Brazil)

Recurring net income
R$ million

4.9% total net income

Year	Recurring net income
2019	1,376
2018	1,335

	Branches and PABs	Employees	ATMs
LatAm ex-BR	479	12,664	1,107
Argentina	87	1,613	176
Brazil	4,025	81,691	45,164
Chile	194	5,755	424
Colombia	128	3,326	147
Paraguay	44	869	298
Uruguay	26	1,101	62
Peru	Representative Office		

31

Strategic Fronts Internationalization¹ Digital transformation % Acquisition Digital Current Accounts Implantation of Digital Branches (Individual clients) Argentina Paraguay Uruguay 2018 2019* 3% 34% Digital Our clients and operations (internet/ mobile) are increasingly digital in * Accounts opened via internet and mobile phones. Argentina, Paraguay and Uruguay Use of Digital Channels Satisfaction of Mobile Clients 2017 2018 2019 2017 2018 2019 Nota Stores Individuals 45% 50% 55% (mobile - individual) th rd nd 5 3 2 nd st st 2 1 1 Companies 81% 79% 80% nd st st 2 1 1 (1) These informations refers to Argentina, Paraguay and Uruguai. 32Strategic Fronts Internationalization¹ Digital transformation % Acquisition Digital Current Accounts Implantation of Digital Branches (Individual clients) Argentina Paraguay Uruguay 2018 2019* 3% 34% Digital Our clients and operations (internet/ mobile) are increasingly digital in * Accounts opened via internet and mobile phones. Argentina, Paraguay and Uruguay Use of Digital Channels Satisfaction of Mobile Clients 2017 2018 2019 2017 2018 2019 Nota Stores Individuals 45% 50% 55% (mobile - individual) th rd nd 5 3 2 nd st st 2 1 1 Companies 81% 79% 80% nd st st 2 1 1 (1) These informations refers to Argentina, Paraguay and Uruguai. 32

Our Business 33Our Business 33

Our business

Who are our clients?

Through our Retail and Wholesale Banking segments we offer a wide range of products and services tailored to each client profile.

Client profile

by segment in Brazil



Individuals
Companies
Private Bank
>R$5 million in total investment
Itaú Personnalité
>R$10 thousand or >R$100 thousand in total investments
Itaú Uniclass
>R$4 thousand up to R$10 thousand
Itaú Varejo
up to R$4 thousand
Ultra
over R$4 billion or >R$750 million debt
Large
>R$400 million up to R$4 billion or >R$200 million debt
Corporate
>R$200 million up to R$400 million
Middle
>R$30 million up to R$200 million
Very Small and Small Companies
up to R$30 million
RETAIL
WHOLESALE

34

Our business

Retail Banking

Serving a client base of over **55 million clients**

Our distribution network comprises[1]
4,011 BRANCHES AND CSBs IN BRAZIL

3%	8%	7%	67%	15%
North	Northeast	Midwest	Southeast	South


Itaú

MORE THAN 45,000
ATMs in Brazil



Main **initiatives 2019**

- **Itaucard Click - zero annuity credit card**
- **Investment with zero fee**
- **Rede** zero fee of anticipation
- **Customer experience center** Place focused on understanding the customers needs and creating soluctions
- Digital **Iti**

Main **Results 4Q19**

Net income	R$ 3.6 billiion
Consolidated profit sharing	50 %
Return on allocated capital	35 %
Efficiency ratio	48 %
Retail Banking NPS	+8 points Dec-19 vs. Aug-18

(1) In December 2019. Does not include branches and CSBs in Latin America and Itaú BBA.

35

Our business

Retail Banking

The use of our digital channels significantly increased over the last years. Our **digital branches also increased to serve clients who almost do not** use **brick and mortar branches.**

Use of digital channels[1]

Total current account holders (in million people)


9.6
11.1
12.5
individuals
1.1
1.1
1.2
companies
Dec-17
Dec-18
Dec-19

New individual accounts (in thousand)


952
1,073
1,001
61
225
268
4Q17
4Q18
4Q19
Physical Branches
Abreconta
App

Highlight
Digital branches

196 digital branches
for over 2.2 million clients

More than 330,000 companies[4]
served by managers with mobility, using smartphone, tablet and video conference

Extended hours
Differentiated service

15 digital branches for
118,000 microentrepreneurs[5]

% of transactions through digital channels

	2018	2019
Credit[2]	18%	20%
Investiments[2]	38%	48%
Payments[2]	68%	81%
Transfers[3]	90%	95%

Physical and Digital Branches 2019

Digital Branch		Brick and Mortar Branch
32%	Operating revenues	68%
27%	Efficiency ratio	67%

(1) Internet, mobile and SMS in Retail Banking; (2) Share of digital channels in the total volume of transactions (R$) in the Retail Banking; (3) Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment; (4) Includes Emp3 and Emp4; (5) Includes only Emp4.

36

Our business

Wholesale Banking

Approximately

35,000 corporate groups and 6,000 institutional clients

Our sales channels reach institutional clients in 18 countries.

Itaú Private Bank | Itaú BBA | Itaú Asset Management | Itaú Securities | Itaú Corretora

Country	Corporate	Institutional Clients	Private Banking
Cayman	●	●	●
Bahamas	●		●
USA	●	●	●
Mexico	●		
Panama	●		
Uruguay	●		
Colombia	●		
Peru	●		
Paraguay	●	●	●
Argentina	●	●	
Chile	●	●	●
England	●	●	
Portugal	●		
Spain	●		
Germany	●		
France	●		
Switzerland			●

Main products and services

Credit solutions
National and foreign currency

Service solutions
- **R$39.1 bn** fixed income distribution
- **R$3.5 bn** equities transactions in Latin America
- **R$15.7 bn** total volume of Merger and Acquisition
- **R$20.8 bn** financing of infrastructure projects in different sectors.

Solutions in WMS
- **R$1,498 bn** under local custody
- **R$178 bi bn** under international custody
- **R$771 bn**[1] under asset management

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – December 2019. Considers Itaú Unibanco and Intrag.

Main Results 4Q19

Net income	R$2.0 billion
Consolidated profit sharing	27 %
Return on allocated capital	17 %
Efficiency ratio	46 %
Wholesale Banking NPS	+8 points Dec-19 vs. Aug-18

2019 main initiatives Latam

- Accelerator Latam;
- Potential reuse of contracts and componentes;
- Regional App Abre Cuentas;
- Opening of digital branches in Argentina (Itaú Personal Bank and Laranja);
- Customer Centricity – implementation of the NPS System (rollout scheduled for 1Q20).

37

Our business

Personal Loans and Payroll Loans

Personal loans

Money in the account
The money is immediately credited, including on the weekends.

Purpose
The loan does not have to be justified.

Payroll loans

Reduced rates
Interest rates are lower than for other types of loans.

Easier repayment
Fixed installments are deducted directly from the payroll of the borrower.

Payment conditions
First installment in up to 90 days.

Evolution of personal loans portfolio

(In R$ billion)



73.8
74.7
70.5
70.2
69.8
72.7
74.9
81.0
83.1
45.4
46.5
44.6
44.8
44.4
45.4
46.7
49.1
49.4
28.4
28.2
25.8
25.4
25.3
27.3
28.2
31.9
33.7
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19

Payroll loans

59% The paroll loans prtfolio accounts for 59% of total operations in **personal loans.**

Other personal loans

The portfolio of ther personal loans accounts for 41% of total operations in **personal loans.** **41%**

Composition of the payroll loans portfolio

(In R$ billion)



45.4
46.5
44.6
44.8
44.4
45.4
46.7
49.1
49.4
4.9
4.6
4.4
4.3
4.7
4.9
5.1
5.8
6.5
11.7
10.5
9.2
8.2
7.0
5.9
5.1
4.5
3.9
28.8
31.4
31.0
32.2
32.8
34.6
36.5
38.8
39.0
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
INSS
Public Sector
Private Sector

Origination channels of payroll loans

(In %)



45.4
46.5
44.6
44.8
44.4
45.4
46.7
49.1
49.4
64%
64%
62%
61%
60%
59%
59%
58%
56%
36%
36%
38%
39%
40%
41%
41%
42%
44%
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Branches
Itaú Consignado S.A.

38

Our business

Mortgage Loans

Client focused

Quick and efficient process with credit analysis in up to one hour for operations of up to R$800,000 possibility of **digitally** contracting

specialized consultants providing support throughout the process

Mortgage loans portfolio

(In R$ billion)



45.6
47.1
48.6
47.8
48.1
47.6
48.3
49.2
50.3
24.0%
23.0%
21.6%
20.0%
17.4%
14.9%
13.0%
10.7%
8.6%
76.0%
77.0%
78.4%
80.0%
82.6%
85.1%
87.0%
89.3%
91.4%
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Individuals
Companies

+ 4.6 % vs Dec-17

+ 4.0 % vs Dec-18

Products and sales channels

(In %)



23%
Real Estate Brokers
31%
High Income Branches
9%
Developers
16%
Partnerships
21%
Regular Branches

Environmental and social assessment on mortgage loans

Technical analysis for construction financing



Building site visit gathering of information
Enterprise and region data
• Building Site Environmental and Social Form;
• Enterprise Environmental and Social Form;
• Building site photos;
• Document analysis;
• Consultation of the Contaminated Areas Register; and
• Consultation of Google Maps.
No Environmental License?
Indication of contamination?
Environmental and Social Department + Environmental and Social Legal Department
• Technical analysis of evidence;
• Analysis of site contamination documentation; and
• Preparation of contractual clauses and conditions for release of funds.
Risks mitigated
Operation approved

39

Our business $ Mortgage Loans¹ Loan to Value (Em %) Vintage (quartely average) 62.1% 59.7% 58.4% 57.3% 55.3% 54.9% 54.6% 54.5% 54.7% + 3.7 p.p vs Dec-18 41.6% 41.8% 41.8% 40.9% 40.2% Mortgage Loan Portfolio 39.9% 38.7% 38.7% 38.6% - 0.2 p.p. vs Dec-18 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Mortgage Loan Portfolio Vintage (quartely average) , Average Ticket and Average Origination Term² ³ 584 546 558 561 538 554 537 523 500 Average value of the Property -7.1 % vs Dec-18 323 322 324 310 312 311 322 312 318 Average operation period 0.5 % vs Dec-18 328 315 314 309 306 305 302 296 294 Financing Average Ticket -0.3 % Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 vs Dec-18 Value of the Property (R$ mil) Average operation period (in months) Financing Average Ticket (R$ mil) (1) Includes only Individuals. (2) Average Operation Period for new developers contracts; (3) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP. 40Our business $ Mortgage Loans¹ Loan to Value (Em %) Vintage (quartely average) 62.1% 59.7% 58.4% 57.3% 55.3% 54.9% 54.6% 54.5% 54.7% + 3.7 p.p vs Dec-18 41.6% 41.8% 41.8% 40.9% 40.2% Mortgage Loan Portfolio 39.9% 38.7% 38.7% 38.6% - 0.2 p.p. vs Dec-18 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Mortgage Loan Portfolio Vintage (quartely average) , Average Ticket and Average Origination Term² ³ 584 546 558 561 538 554 537 523 500 Average value of the Property -7.1 % vs Dec-18 323 322 324 310 312 311 322 312 318 Average operation period 0.5 % vs Dec-18 328 315 314 309 306 305 302 296 294 Financing Average Ticket -0.3 % Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 vs Dec-18 Value of the Property (R$ mil) Average operation period (in months) Financing Average Ticket (R$ mil) (1) Includes only Individuals. (2) Average Operation Period for new developers contracts; (3) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP. 40

Our business

Vehicles

Loan portfolio by client profile

(In R$ billion)


39.1%
24.2
20.3
18.3
16.4
16.7
17.8
20.2
23.2
28.1
4.3
3.6
2.9
2.3
2.6
3.2
4.3
6.0
9.1
20.0
16.7
15.4
14.1
14.1
14.7
15.9
17.2
19.0
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Individuals
Companies

Contracting

- 12 thousand sales points;
- Sale of light and heavy vehicles:
  - 74% of contracts are made in stores and dealers;
  - 87% to individuals;
- 19% made in Digital Channels;
- 84,75% of financing are made up to 48 months.

37 thousand
Contracts/month

R$35.9 thousand
Average Ticket (individual)

58%
LTV (individual)

Credit origination by client profile[1]

(In R$ billion)


32.8%
2.7
2.1
2.6
2.3
3.2
3.6
4.5
4.3
5.4
6.0
0.5
0.3
0.4
0.5
0.8
1.0
1.6
1.5
2.1
2.5
2.2
1.8
2.3
1.8
2.5
2.6
2.9
2.9
3.2
3.5
4Q15
2Q16
4Q16
2Q17
4Q17
2Q18
4Q18
1Q19
3Q19
4Q19
Individuals
Companies

90-day NPL Ratio (Individuals – Vehicles)

(Base 100)


100
54
49
43
35
38
2012
2015
2016
2017
2018
2019

(1) Includes Finame in Companies

41

Our business
Vehicles

Main products and services

iCarros (1)
Vehicle Marketplace with technological solutions, that brings buyers and sellers together.

Credline 2.0 (2)
New proposal origination platform, with simple and renewed digital experience.

Financing of Accessories and automotive services (3)
Embedded in the vehicles installment.

Lead Manager (4)
Dealer platform to manage leads in one place.

Knowledge Garage (5)
Distance learning platform to training the professionals from the sector.



(11) **Facial Recognition**
Simple and safe contracting process..

(10) **Digital Assistant**
Online credit analysis and approval platform, without additional cost for the dealer.

(9) **Digital Contracting**
Integrated to iCarros and other digital environments, like dealers websites and others e-commerces.

(8) **Protected purchase and sale**
Mediates the parties involved, making trading safer.

(7) **ConectCar**
Payment of tolls and parking without queuing.

(6) **Insurances**
Protection to the car and tranquility in financing.

iCarros Portal

- 20MM access/month
- 84% mobile

Evolution of financing proposals on the iCarros platform:


100
521
700
2017
2018
2019

Main commercial partnerships

42

Our business
Credit Card

Our credit card options serve current account holders and non-current account holders

We are leaders in the credit card segment in Brazil, totalling around 34.5 milion credit cards and 29.5 million debit cards (both in number of accounts).

Outlook of the Sector

To increase the share of the electronic means of payment the household consumption to 60% by 2022.

(Source: Abecs – 1Q19)

Main brands

To individuals, very small, small and middle-market companies and corporate segment.

Itaucard · Hipercard · Credicard

Commercial partnerships

Main partnerships with retailers and traders.

magazineluiza · BIG · Grupo Pão de Açúcar · marisa · LATAM PASS · Azul · NETSHOES · Ipiranga


Itaucard
1234 5678 1234 5678
NOME

Digital portfolios

Increased comfort and convenience to our clients.

Samsung Pay · Apple Pay · G Pay · PayPal

Convenience to clients

Financial services through credit cards.

- Personal **credit**
- Payment of bills in **installments**
- Debt **renegotiation**
- **Consumer credit**

Itaucard App

Benefits to our clients

Digital billing statements: Paperless. More environmentally friendly.

Timeline: To follow up consumption.

Loyalty program: Points and reward program.

Virtual card: Added security for online purchases.

Virtual cards generated (2018 = Base 100)

Year	Virtual cards
2019	178
2018	100

1.8x

43

Our business
Credit Card

22%[1] of total sales are carried out using digital channels

46.7%[2] em 3Q19
+ 680 bp vs 3Q18
of household consumption are card expenses

Transaction Volume


131,700
34,055
97,645
4Q18
133,276
31,988
101,289
3Q19
150,490
37,740
112,751
4Q19
Total
Debit
Credit

4Q19

R$150.5 billions
+ 12.9% (vs. 3Q19)
+14.3% (vs. 4Q18)

Credit
+ 11.3 % (vs. 3Q19)
+15.5 % (vs. 4Q18)

Debit
+ 18.0% (vs. 3Q19)
+10.8% (vs. 4Q18)

Composition of credit balance


SFN
whitout Itaú
72.4%
8.4%
19.2%
Itaú
82.7%
8.6%
8.7%
Transactor
Installment with Interest
Revolving Credit + Overdue Loans

34.6%
Market Share
We are leaders in the Brazilian credit card market

+5 points
Customer satisfaction
Global NPS - Business
Dec-19 vs. Aug-18

(1) Considers only credit cards issued to current account holders of Branches, Uniclass e Personnalité. (2) Consider only credit and debit cards.
Nota: Data base refers to Dec-19 except household consumption.

44

Our business Credit Card Need How to provide clientes with more cards through digital Identified sales without increasing the risk for the bank? Before Now +50 models for customized Single model for many audiences audiences +80,000 variables available for Hundreds of variables testing for testing 4x less time to develop the + time for model model development +3X credit origination while 126% more accurate to Less accuracy reducing default rates identify default risk 21 45Our business Credit Card Need How to provide clientes with more cards through digital Identified sales without increasing the risk for the bank? Before Now +50 models for customized Single model for many audiences audiences +80,000 variables available for Hundreds of variables testing for testing 4x less time to develop the + time for model model development +3X credit origination while 126% more accurate to Less accuracy reducing default rates identify default risk 21 45

Our business Acquiring services Transaction Volume Our brands 4Q19 141,862 127,193 Total 118,877 R$141.9 billions 51,362 46,057 + 19.3% (vs. 3Q19) Debit 42,242 + 11.5% (vs. 4Q18) More than de credit 25 brands 90,499 81,136 76,636 + 18.1% (vs. 3Q19) Credit accepted by Rede + 11.5% (vs. 4Q18) machines debit 4Q18 3Q19 4Q19 + 21.6% (vs. 3Q19) + 11.5% (vs. 4Q18) Acquiring service revenues (R$ million) 1,433 1.0 MM 1,281 1,252 1,226 1,177 1,106 Clients 964 932 908 +22 points Customer 1.5 MM satisfaction POS Global NPS - Business Dec-19 vs. Aug-18 number 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Nota: Data base refers to Dec-19. 46Our business Acquiring services Transaction Volume Our brands 4Q19 141,862 127,193 Total 118,877 R$141.9 billions 51,362 46,057 + 19.3% (vs. 3Q19) Debit 42,242 + 11.5% (vs. 4Q18) More than de credit 25 brands 90,499 81,136 76,636 + 18.1% (vs. 3Q19) Credit accepted by Rede + 11.5% (vs. 4Q18) machines debit 4Q18 3Q19 4Q19 + 21.6% (vs. 3Q19) + 11.5% (vs. 4Q18) Acquiring service revenues (R$ million) 1,433 1.0 MM 1,281 1,252 1,226 1,177 1,106 Clients 964 932 908 +22 points Customer 1.5 MM satisfaction POS Global NPS - Business Dec-19 vs. Aug-18 number 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Nota: Data base refers to Dec-19. 46

Our business

Insurance

We offer a wide range of insurance products related to life, personal accidents, vehicles and property credit and travel. Our insurance core activities, which include our 30% interest in Porto Seguro, consist of mass-market insurance products related to life and property, and credit.

Ranking[1,2]

	jan-nov/19	jan-nov/18	Model
Total Insurance[3]	**4th**	**4th**	
Recurring Insurance Activities[4]	**5th**	**5th**	
Life & Personal Accidents	2nd	2nd	*Bancassurance*
Credit Insurance	6th	6th	*Bancassurance*
Pension Plan	3rd	3rd	*Bancassurance*
Premium Bonds	5th	3rd	*Bancassurance*
Porto Seguro	**3rd**	**3rd**	
Vehicles[5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Residential[5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Other Insurance Activities[6]	**6th**	**5th**	
Large Risks[7]	**we do not offer this product.**		
Health Insurance	**we do not offer this product.**		

Combined Ratio – Recurring Activities Insurance


56.3%
53.0%
52.7%
55.2%
53.8%
62.1%
58.9%
58.3%
61.9%
60.6%
4Q18
1Q19
2Q19
3Q19
4Q19
Combined Ratio
Extended Combined Ratio

Potential growth in the sector...

Revenue from insurance operations/GDP (%)


11.2 United States
11.9 South Africa
4.6 Chile
2.9
2.9
3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

(1) Source SUSEP, date: Nov-19, includes our 30% interest in Porto Seguro. Doesn´t consider Health and VGBL is consider in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = Revenues from Premium Bonds; (3) Recurring insurance activities and other activities; (4) Recurring insurance activities include: Personal Insurance (Life, Personal Accidents, Unemployment, Funeral Allowance, Serious Diseases, Random Events, Credit Life), Housing, Homeowners, Multiple Peril and Travel; (5) Considers only Porto Seguro numbers; (6) Other activities include: Extended Warranty,Large Risks, DPVAT and IRB; (7) The sale of this portfolio has been concluded on October 31, 2014.

47

Our business

Insurance | Insurance Open Platform

Benefits

Multi-channel distribution
Focused on commissions and fees

Specialized sales force

Easy **acccess** and **convenience** to clients

Excellence in post-sales

Sales Force

Internal
- Insurance consultants
- Insurance Shop
- Manager
- Cashier
- Internet Banking/Mobile
- ATM

External
- Call Center
- NAC/Partners
- Corban

Multi-channel Broker

Itaú Seguros, Porto Seguro
+
amil, Prudential, tempo, CHUBB, MetLife, Icatu, Mondial Assistance, AXA, Fairfax Brasil, Pottencial

Multi-channel Broker Platform

Retention | Post-Sales | Analytics
Marketing | Client service | Satisfaction

Relationship with clients

Products Offered

- Vehicles
- Life
- Health (Companies)
- Full Life
- Credit Life
- Dental (Individuals and Companies)
- Protected Card
- Premium Bonds
- Homeowners
- Travel
- Smartphone protection
- Mortgage
- Corporate lines
- Guarantee Insurance

48

Our business Pension plan Open platform Reasons to invest: Concept 1,3,6,9: How much does the client have to save to enjoy a peaceful retirement? 1 5 Retirement Financial return Funds carefully selected Years of salary accumulated Age always keeping the cliente in Future expenses 2 Enable easy 135 mind 6 changing of plan 345 Children education 3 Succession 7 external managers 655 7 planning 4 965 Tax planning Technical Provisions R$ Billion 213.6 208.9 204.8 200.4 196.6 190.0 185.2 182.4 177.3 161.4 158.1 154.8 151.6 149.0 144.0 140.4 138.1 133.9 44.9 42.8 43.5 39.2 40.6 41.7 38.1 37.7 36.9 6.6 7.0 7.4 6.6 6.8 7.0 7.2 7.3 6.5 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Traditional + 10.5% (vs. 4Q18) PGBL + 8.3% (vs. 4Q18) + 5.8% (vs. 4Q18) VGBL 49Our business Pension plan Open platform Reasons to invest: Concept 1,3,6,9: How much does the client have to save to enjoy a peaceful retirement? 1 5 Retirement Financial return Funds carefully selected Years of salary accumulated Age always keeping the cliente in Future expenses 2 Enable easy 135 mind 6 changing of plan 345 Children education 3 Succession 7 external managers 655 7 planning 4 965 Tax planning Technical Provisions R$ Billion 213.6 208.9 204.8 200.4 196.6 190.0 185.2 182.4 177.3 161.4 158.1 154.8 151.6 149.0 144.0 140.4 138.1 133.9 44.9 42.8 43.5 39.2 40.6 41.7 38.1 37.7 36.9 6.6 7.0 7.4 6.6 6.8 7.0 7.2 7.3 6.5 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Traditional + 10.5% (vs. 4Q18) PGBL + 8.3% (vs. 4Q18) + 5.8% (vs. 4Q18) VGBL 49

Our business

Services | Investments

Main products

- Funds
- Fixed income
- Pension Plan
- Equities
- Real Estate Funds
- Treasury Direct
- COE
- Savings

Zero-fee products:

Variable Income
Zero custody fee for shares of Itaú Corretora and the stock exchange

Pension Plan
Zero initial and final contribution fees

Fixed Income
Zero custody fee for third party RF via Itaú Corretora.

Real Estate Fund
Zero brokerage and custody fee on digital channels

Treasury Direct
Zero custody fee - Itaú Corretora

Itaú Asset Management

The largest private asset manager in Brazil in figures:

R$771 billlion[1]
assets under management

14.2%
market share in the Brazilian market

+ 60 years
in investment management

11 times
best fund manager by "Exame" magazine

Responsible investments

We incorporate ESG issues into our investment process.

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – December 2019. Considers Itaú Unibanco and Intrag.

50

Our business Services | Investment Open Platform Third-party products offered Volume of third-party products distributed R$ Billion Funds Fixed income 197 • Fixed Income • CDB • LCI 14 43.9% • Multimarket • CRI • LCA 137 • Shares • CRA • Debentures Fixed Income • Pension Plan 13 183 13.8% 125 Funds + 28 external fund managers 46.9% + 30 treasury products issuers Careful selection of the best investment Dec-18 Dec-19 products in the market 15 51Our business Services | Investment Open Platform Third-party products offered Volume of third-party products distributed R$ Billion Funds Fixed income 197 • Fixed Income • CDB • LCI 14 43.9% • Multimarket • CRI • LCA 137 • Shares • CRA • Debentures Fixed Income • Pension Plan 13 183 13.8% 125 Funds + 28 external fund managers 46.9% + 30 treasury products issuers Careful selection of the best investment Dec-18 Dec-19 products in the market 15 51

Our business

Services | Wholesale Banking

Itaú
ItaúEmpresas

Middle

Annual revenues from **R$ 30 million** to R$ **200 million**

Focused on clientes with the highest ratings, and 93% of the credits are assigned B3 rating or higher.

ItaúBBA

Corporate Banking

Annual revenues over **R$200 million**

We offer a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets. We serve approximately 5,900 large corporate groups and also more than 190 financial institutions.

ItaúBBA

LatAm

Presence in all banking segments in **Latin America**

Itaú

Markets, Products & Planning

Treasury operations for the conglomerate

ItaúBBA

Investment Banking

Leadership position and client recognition

Fixed income

In 2019, we maintained the leadership in the distribution ranking of Anbima, with a distributed volume of R$39.1 billion.

Equities

In 2019, we undertook 32 offerings in South America, which totaled US$3.5 billion, reaching the leadership position in the Dealogic ranking.

Mergers and Acquisitions

In 2019, our Merger and Acquisition operation provided financial advisory in 50 transactions in Latin America totaling US$15.7 billion, regaining the leadership in the ranking of Dealogic.

Project Finance

In 2019, we served as advisor and/or creditor of approximately R$20.8 billion in financing to 55 different infrastructure projects in different sectors.

Ranking	2019	2018	2017
M&A[1]	1st	1st	1st
Local ECM[1]	1st	1st	1st
Local DCM[2]	1st	1st	1st
International DCM[1]	3rd	6th	6th
Derivatives Total[3]	1st	1st	1st

(1) Source Dealogic; (2) Source ANBIMA – Brazilian Financial and Capital Markets Association. Information from Dec-19; (3) Source: Cetip. Information from Dec-19.

52

Our business

Services | Wholesale Banking

Itaú PrivateBank
Itaú Asset Management

WMS

Large range of customized **wealth management** and **investments** solutions

Securities Services

Local Custody: we ended December with R$1,497.7 billion under custody (+11.4% from the same period of 2018).

International Custody: we ended December with R$178.2 billion under custody (-18.4% from the volume under custody in the same period of 2018).

Corporate Solutions: we are leaders in the bookkeeping of shares, providing services to 182 companies listed on B3, representing 56.5% of the total market, and in the bookkeeping of debentures, we work as a bookkeeper for 357 (31.2%) used.

Private Banking

With a full global wealth management platform, leadership position in Brazil.
We have been recognized by the world's top international Private Banking market publications:

Private Banker International

- Outstanding Global Private Bank - Latin America, 2019

PWM / The Banker | Global Private Banking Awards 2019

- Best Private Bank in Brazil, 2019

R$ million

Evolution of Assets Under Administration

Investment Product management for the conglomerate and a full range of investment options to Retail Banking.



683
752
801
883
946
1,025
1,107
1,176
1,363
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19

53

Our business
Services | Wholesale Banking
Itaú

Asset Management

Kinea

It is an independent platform of management of differentiated investments. With R$68.5 billion in assets as of December 2019, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure.

Asset Management

In December 2019, we reached R$770.8[1] billion in assets under management, accounting for 14.2% of the market.
Over 60 years in investment management and 11 times best fund manager by "Exame" magazine.

Itaú Asset Management integrates ESG issues in the investment process:

Timeline of IAM responsible investment practices

- **2004** Itaú Asset Management launches its Itaú Social Excellence Fund (FIES)
- **2008** Signatory to PRI
- **2009** ESG issues incorporated into the Proxy Voting policy
- **2010** Proprietary model to incorporate ESG issues into the analysis of funding fixed income
- **2013** White paper on the incorporation of ESG issues into the analysis of funding
- **2014** White paper on the incorporation of ESG into the analysis of corporate securities
- **2015** Internal study about ESG issues and sovereign bonds
- **2016** Launching of AMEC Stewardship Code / Latin America
- **2017** Carbon footprint calculator for funds
- **2018** White paper on responsible investment through the SDGs lenses (image below).
- **2019** Incorporation of ESG issues into the analysis of more than 95% of assets under management (AuM) of IAM

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – December 2019. Considers Itaú Unibanco and Intrag.

54

Corporate governance 55Corporate governance 55

Corporate governance

History of our Governance

We believe that a sound and meritocracy-based governance, guided towards long-term value creation, adds value to our business, facilitates access to capital and contributes to business continuity.



1995
Stock Option Plan
1999
Inclusion in the Dow Jones Sustainability Index
2001
Level I of Corporate Governance of B3
Election of Independent Board Members
2004
Audit Committee
Creation of Dividend reinvestment program
2006
Certification under section 404 of Sarbanes-Oxley Act
Internal Regulation of the Board of Directors
2007
Voluntary adherence to Abrasca's Manual for Material Information Control and Disclosure
2017
Policy for Nomination of Executives: minimum 30% of independent members in C.A.
Inclusion in the Bloomberg Equality Index
Itaú
2000
Corporate Code of Ethics
Independent Fiscal Council
2002
Disclosure and Trading Committee
Level II ADR Program
Tag Along
1996
APIMECs meetings and Roadshows
2005
Nominating and Compensation Committee
Inclusion in the Corporate Sustainability Index
2008
Corporate Governance Policy
2008
Itaú
Merger
2013
Related Party Committee
2015
Inclusion in the Sustainability Vigeo EIRIS Index – Emerging 70
New Management Structure of Itaú Unibanco Holding
2005
Trading Committee and Policy
Inclusion in the Corporate Sustainability Index
1999
APIMECs meetings
Inclusion in the Dow Jones Sustainability Index
2002
Disclosure Committee and Policy
2007
Certification under section 404 of Sarbanes-Oxley Act
2010
Partners and Associates Program
2012
Digital Assembly
UNIBANCO
2003
Election of Independent Members
2009
Strategy Committee
Risk and Capital Management Committee
Nomination and Corporate Governance Committee
Personnel Committee
2011
Voluntary adherence to the Abrasca's Code of Self-regulation and Best practices of Publicly-Held Companies
Remuneration Committee
1997
Level III ADR
2001
Stock Option Plan
Level I of Corporate Governance of B3

Highlights

2018

XP Investimentos (XP)
CADE's approval of the acquisition of a minority interest, reaffirming the independence of management – Itaú Unibanco acquired 49.9% of the capital, with 30.1% of the common shares

First woman elected on the Board of Directors

21 years on the NYSE

50% stock split
with a 50% increase in dividends paid monthly;

Encouraging diversity and new Vou Como Sou dress code;

Board of Directors;

General Data Protection Law as a Priority for Itaú Unibanco

10 years of merger between Itau and Unibanco

2019

Changes in the composition of the Executive Committee:
Caio Ibrahim David assumed the position of General Director of the Wholesale department and Milton Maluhy assumed the position of VicePresident of Risks and Finance, being part of the Executive Committee

The creation of the Social Responsibility Committee
Approved on January 31, 2019

56

Corporate governance

Our governance structure



ITAÚSA
Free Float
ON 36.73%
PN 81.43%
66.07%
family Egydio de Souza Aranha
ON 63.27%
PN 18.57%
33.93%
family Moreira Salles
100%
Family control, with long-term vision
Cia. E. Johnston de Participações
ON 50.00%
PN 0%
33.47%
ITAÚSA Investimentos
66.5%
Itaú Unibanco participações (IUPAR)
Itaú
Free Float*
Highly diversified shareholder base
ON 39.21%
PN 0.004%
19.95%
ON 51.71%
PN 0%
26.31%
ON 7.82%
PN 99.60%
52.90%
Itaú
Itaú Unibanco S.A.
Non-voting shares (PN)
4.8 billion of shares
72%
Traded on B3
46% Brazilians
54% Foreigners
28%
Traded on NYSE
100% Foreigners

Note: ON = Common Shares; PN = Non-voting Shares; (*) Excluding shares held by majority owners and treasury shares.

57

Corporate governance Pillars of our Governance management aligned Focus on performance decisions made on with meritocracy-based and value creation a collective basis culture Family control ensuring long-term strategic vision IUPAR • Alignment among shareholders • Defines group’s vision, mission and values • Assesses significant mergers and acquisitions • Nominates executives to the Board of Directors and CEO Itaú Unibanco Holding S.A. • Evaluation of performance and admission of family members • Discusses and approves long-term strategies Focus on decision-making, resolving upon high impact topics Shareholders’ General Meeting for the company’s destiny Fiscal Council Responsible for value creation by means of strategic Board of Directors definition of daily activities Internal Committees Professional management with the implementation of Executive Committee strategy and day-to-day management Disclosure and Trading Committee 58Corporate governance Pillars of our Governance management aligned Focus on performance decisions made on with meritocracy-based and value creation a collective basis culture Family control ensuring long-term strategic vision IUPAR • Alignment among shareholders • Defines group’s vision, mission and values • Assesses significant mergers and acquisitions • Nominates executives to the Board of Directors and CEO Itaú Unibanco Holding S.A. • Evaluation of performance and admission of family members • Discusses and approves long-term strategies Focus on decision-making, resolving upon high impact topics Shareholders’ General Meeting for the company’s destiny Fiscal Council Responsible for value creation by means of strategic Board of Directors definition of daily activities Internal Committees Professional management with the implementation of Executive Committee strategy and day-to-day management Disclosure and Trading Committee 58

Corporate governance

Board of Directors

Our Board of Directors consists of professionals with exceptional knowledge and expertise in different areas of operations, some of the key differentials of our management.

Main duties

- Defining and monitoring the strategy;
- Assessing mergers and acquisitions;
- Monitoring the Executive Committee performance;
- Appointing officers (meritocracy);
- Approving the budget;
- Defining and supervising risk appetite and policies for capital use;
- Defining and monitoring incentive and compensation models and establishing goals;
- Supervising the technology strategy;
- Defining meritocracy policies;
- Supervising the business operation.

The evaluation process of the Board of Directors is carried out by a third-party. Each director evaluates themselves and the other directors.

2 Co-chairmen

Pedro Moreira Salles (2) (4) (6) (7) (8)
Roberto Egydio Setubal (5) (6) (8)

9 Members, being 5 independent members

Alfredo Egydio Setubal (2) (4) (7)
Ana Lúcia de Mattos Barretto Villela (2) (4) (7)
João Moreira Salles (6)
Ricardo Villela Marino (6)

Fábio Colleti Barbosa[1] (2) (3) (4) (6) (7)
Gustavo Jorge Laboissière Loyola[1] (1) (3) (8)
José Galló[1] (2)
Marco Ambrogio Crespi Bonomi[1] (4) (5)
Pedro Luiz Bodin de Moraes[1] (3) (5) (8)

Board of Directors Committees

1. Audit Committee
2. Personnel Committee
3. Related Parties Committee
4. Nomination and Corporate Governance Committee
5. Risk and Capital Management
6. Strategy Committee
7. Social Responsibility Committee
8. Compensation Committee

(1) Independent member.

59

Corporate governance

Board of Directors Committees

Our committees report directly to the Board of Directors.

8 committees

The Board of Directors is responsible for electing the members of the committees for one-year terms of office.

They must have proven knowledge in the respective areas of work and technical qualification compatible with their duties.

since 2004
Audit
100% of the members are independent
60 meetings held over 36 days

Ensures the integrity of the financial statements; complies with legal and regulatory requirements; and ensures the efficiency of internal controls and risk management since 2011
Compensation
100% of the members are non-executive
5 meetings in the year

Promotes discussions on incentive and compensation models; develops compensation policies for management members and employees; and establishes goals since 2009
Personnel
100% of the members are non-executive
4 meetings in the year

Establishes policies for attracting and retaining talented professionals; proposes guidelines for recruiting and training employees; and presents long-term incentive programs and monitors the culture of meritocracy since 2009
Strategy
100% of the members are non-executive
5 meetings in the year

Proposes budgetary guidelines; provides inputs for decision-making processes; recommends strategic guidelines and investment opportunities; and internationalizes and creates new business areas.

since 2019 NEW
Social Responsibility
4 meetings in the year

Defines strategies to strengthen our social responsibility; monitors the performance and defines the allocation process of the Rouanet Law since 2013
Related Parties
100% of the members are independent
12 meetings in the year

Manages transactions between related parties; and ensures equality and transparency for these transactions since 2009
Risk and Capital Management
100% of the members are non-executive
12 meetings in the year

Supports the Board of Directors; establishes the risk appetite; evaluates the cost of capital x the minimum return expected; allocates capital; oversees risk management and control; improves risk culture and complies with regulatory requirements since 2009
Nomination and Corporate Governance
100% of the members are non-executive
3 meetings in the year

Periodically reviews the criteria for nomination and succession; provides methodological support for the assessment of the Board of Directors and Chief Executive Officer; nominates members of the Board of Directors and Senior Vice Presidents (*Diretores Gerais*); and analyzes potential conflicts of interests

Strategic committees

since 2018
LATAM Strategy Council

Assesses the outlooks for the world economy; adopts internationally accepted trends, codes and standards; and provides guidelines for the Board of Directors to analyze opportunities since 2017
Digital Advisory Board

Proposes technological developments; assesses client's experience; and follows world trends



60

Corporate governance Our Executive Committee The Executive Committee is responsible for implementing the strategy and day-to-day management. Main duties • Implementing the guidelines and goals proposed by the Board of and human recources; Directors; • Monitoring market, credit and operational risks; and • Carrying out business and strategies related to products and segments; • Leading the bank in the search for value creation. • Ensuring the best allocation and management of financial, operational Chief Executive Officer (CEO) Candido Botelho Bracher Ombudsman • Senior Vice Presidents (Diretores Gerais) Executive Vice Presidents Wholesale Retail IT and Operations Risks and Finance Legal and Human Resources Caio Ibrahim David Márcio de Andrade Schettini André Sapoznik Milton Maluhy Filho Claudia Politanski Large and Medium Branches • IT • Risks Legal and Internal • • • Corporates • Cards • Operations • Finance • Human Resources Procurement • Asset Management • Rede • • Corporate Communication Institutional Treasury Real Estate • Institutional and Governmental Relations • • • Private Bank • Insurance • Marketing Sustainability • Custody • Vehicles • • Latin America • Consortia • Investment Banking • Payroll 61Corporate governance Our Executive Committee The Executive Committee is responsible for implementing the strategy and day-to-day management. Main duties • Implementing the guidelines and goals proposed by the Board of and human recources; Directors; • Monitoring market, credit and operational risks; and • Carrying out business and strategies related to products and segments; • Leading the bank in the search for value creation. • Ensuring the best allocation and management of financial, operational Chief Executive Officer (CEO) Candido Botelho Bracher Ombudsman • Senior Vice Presidents (Diretores Gerais) Executive Vice Presidents Wholesale Retail IT and Operations Risks and Finance Legal and Human Resources Caio Ibrahim David Márcio de Andrade Schettini André Sapoznik Milton Maluhy Filho Claudia Politanski Large and Medium Branches • IT • Risks Legal and Internal • • • Corporates • Cards • Operations • Finance • Human Resources Procurement • Asset Management • Rede • • Corporate Communication Institutional Treasury Real Estate • Institutional and Governmental Relations • • • Private Bank • Insurance • Marketing Sustainability • Custody • Vehicles • • Latin America • Consortia • Investment Banking • Payroll 61

Corporate governance

Partners and Associates Program

Aiming at aligning the interests of our officers and employees with those of our shareholders, we maintain a partners and associates program, focused on management members and employees with outstanding performance.

Long-term incentives

The program offers to participants the opportunity to invest in our non-voting shares (ITUB4), receiving a return also in shares, **sharing short, medium and long-term risks.**

Net variable compensation → ITUB4 → The investment must be retained for:

50% 3 year

50% 5 years

Partners and associate receive a return on the investment in the program grant year — year 1 — year 2 — year 3 — year 4 — year 5 — year 6 — year 7 — year 8 year 3: (delivery of 50%)

year 5: (delivery of the remaining 50%) — 70% associates, 50% partners — Available for sale year 8: 30% associates, 50% partners — Available for sale

Shares received will remain unavailable for sale for five and eight-year term as from each investment in shares

Partners

Eight-year term of office

Eligible to successive reappointments

Possibility to invest 50% to 100% of net variable compensation

Associates

Four-year term of office

Eligible to two reappointments (maximum 12-year term)

Possibility to invest 35% to 70% of net variable compensation

The partners program **may also consider other instruments derived from shares**, as opposed to actual shares.

The share price considered at the grant and delivery dates is **calculated on the seventh business day before of each event**, considering the average closing price in the 30 days prior to the calculation.

Any partners and associates shares not yet received will also be **subject to reduction proportional** to a possible reduction in the realized recurring net income of the Issuer or of the applicable business area.

62

Corporate governance

Our shares

Our capital stock is comprised of 9.8 billion common shares (ITUB3) and non-voting shares (ITUB4). Non-voting shares are also traded as depositary receipts (ADR - ITUB) on the NYSE (New York Stock Exchange).

Characteristics of our shares

	ITUB3	ITUB4	ITUB
Stock Exchange	B3 Brasil Bolsa Balcão	B3 Brasil Bolsa Balcão	NYSE
Price[2]	R$32.03	R$37.10	US$9.15
Voting right	✔		
Priority dividends[3]		✔	✔
Additional payout[4]	✔	✔	✔
Tag Along[5]	80%	80%	80%

Appreciation of R$ 100 invested

on the date before the announcement of the merger (10/31/08) to December 31,2019



ITUB4 - with dividend reinvestment
Bank basket with dividend reinvestment[1]
IBOVESPA Index
Dolar
CDI
631
588
310
285
191
100
Oct-08
Oct-10
Oct-12
Oct-14
Oct-16
Oct-18
Dec-19

Source: Economatica

(1) Simple average of the three largest Brazilian banks ex Itaú Unibanco; (2) Closing price as of 12/30/2019. Source: Economática. (3) The non-voting shares will have the right to the priority minimum annual dividend (R$0.022 per share). (4) Additional payments may be made in dividends or interest on capital. ADR holders will be paid by the Custodian Bank, which will be responsible for paying the holders in an average time 10 days as from the payment in Brazil. (5) Mechanism for protecting minority shareholders in the event of a change in the Company's shareholding control.

63

Capital and risk management 64Capital and risk management 64

Capital and risk management

Our principles of risk management

The Board of Directors is our main capital management body, responsible for approving our institutional capital management policy and the guidelines involving the institution's level of capitalization.

Capital adequacy

Through our internal capital adequacy assessment process (ICAAP), we evaluate our capital adequacy for addressing risks, represented by our regulatory capital for credit, market and operating risks, and the capital required for covering other risks.

To ensure our solidness and the availability of capital to support the growth or our business, our Reference Equity remains above the minimum levels required by the Central Bank.

We adopt a forward-looking approach when managing our capital, using the following phases:

- identification of the material risks and the evaluation of additional capital
- preparation of the capital plan, in situations of both normality and stress
- internal capital adequacy assessment
- structuring of the capital contingency and recovery plans
- preparation of managerial and regulatory reports

Main indicators ascertained based on the Prudential Conglomerate on base date December 31, 2019

Basel Ratio	Reference Equity	Dividends and JCP in 2019	Payout in 2019[1]
15.8%	R$141 billion	R$18.8 billion (net of taxes)	66.2%

(1) Dividends and net interest on own capital / recurring net income

65

Capital and risk management Basel III and Capital structure Our current ratio Basel III requirement 15.8% 1.3% Total Capital (11.5% - 14.0%) Tier II 2.0% 1.3 % Additional Tier I Capital (AT1) 1.5 % Tier I (9.5% - 12.0%) CET 1 (8.0% - 10.5%) 0 – 2.5% Countercyclical² ACP¹ 1.0 % Systemic³ 13.2% 2.5% Conservation 4,5% 4.5% Common Equity Tier I Dec-19 (1) ACP = Additional Principal Capital. (2) Countercyclical ACP: defined by each Central Bank. BACEN and currently set at 0%. (3) Systemic ACP: Requirement required for systemically important banks at domestic (D-SIBs) or global (G- SIBs). For Itaú Unibanco, this requirement is 1.0%. 66Capital and risk management Basel III and Capital structure Our current ratio Basel III requirement 15.8% 1.3% Total Capital (11.5% - 14.0%) Tier II 2.0% 1.3 % Additional Tier I Capital (AT1) 1.5 % Tier I (9.5% - 12.0%) CET 1 (8.0% - 10.5%) 0 – 2.5% Countercyclical² ACP¹ 1.0 % Systemic³ 13.2% 2.5% Conservation 4,5% 4.5% Common Equity Tier I Dec-19 (1) ACP = Additional Principal Capital. (2) Countercyclical ACP: defined by each Central Bank. BACEN and currently set at 0%. (3) Systemic ACP: Requirement required for systemically important banks at domestic (D-SIBs) or global (G- SIBs). For Itaú Unibanco, this requirement is 1.0%. 66

Capital and risk management Payout Practice 2019 Total payout simulation 2019 ROE ROE 23.7% 15.0% 17.5% 20.0% 22.5% 25.0% RWA 9% 65% - 70% 70 - 75% 75 - 80% 80 - 85% 85% - 90% 5.0% RWA 10.0% 40% -45% 45 - 50% 50 - 55% 55 - 60% 60% - 65% The return and growth growth scenario positioned the 15.0% 35% 35% 35 - 40% 40 - 45% 45% - 50% percentage to be The percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the distributed in the range minimum set forth in the Bylaws. of 60% to 65% 2019 Payout 2019 R$18.8 billion Dividend yield 66.2% 77.6% is the net amount paid and provisioned in dividends and interest on own 5.5% Dividends and net interest on Dividends and gross interest capital in 2019 own capital / recurring net income on own capital / net income¹ (1) Calculated based on dividends and interest on own capital (IOC) gross of taxes over net income adjusted by the legal revenue reserves. 67Capital and risk management Payout Practice 2019 Total payout simulation 2019 ROE ROE 23.7% 15.0% 17.5% 20.0% 22.5% 25.0% RWA 9% 65% - 70% 70 - 75% 75 - 80% 80 - 85% 85% - 90% 5.0% RWA 10.0% 40% -45% 45 - 50% 50 - 55% 55 - 60% 60% - 65% The return and growth growth scenario positioned the 15.0% 35% 35% 35 - 40% 40 - 45% 45% - 50% percentage to be The percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the distributed in the range minimum set forth in the Bylaws. of 60% to 65% 2019 Payout 2019 R$18.8 billion Dividend yield 66.2% 77.6% is the net amount paid and provisioned in dividends and interest on own 5.5% Dividends and net interest on Dividends and gross interest capital in 2019 own capital / recurring net income on own capital / net income¹ (1) Calculated based on dividends and interest on own capital (IOC) gross of taxes over net income adjusted by the legal revenue reserves. 67

Capital and risk management Capital cost management We are continually striving to manage our capital allocation efficiently through an appropriate capital cost. The Board of Directors, then, deliberates on and approves the changes Board of Directors or the ratification of the cost of own capital When the monitoring indicators of the CoE exceed the monitoring range, the committee evaluates the indicators and decides whether to propose a revision of the capital cost to the Board of Directors. Monitoring is based on in-house models, market data and evaluations of the cost of the bank’s capital and that of the market. Risk and Capital The cost of own capital is monitored monthly by a committee that reports to the Board of Directors. Management Committee 68Capital and risk management Capital cost management We are continually striving to manage our capital allocation efficiently through an appropriate capital cost. The Board of Directors, then, deliberates on and approves the changes Board of Directors or the ratification of the cost of own capital When the monitoring indicators of the CoE exceed the monitoring range, the committee evaluates the indicators and decides whether to propose a revision of the capital cost to the Board of Directors. Monitoring is based on in-house models, market data and evaluations of the cost of the bank’s capital and that of the market. Risk and Capital The cost of own capital is monitored monthly by a committee that reports to the Board of Directors. Management Committee 68

Capital and risk management

How are we structured for managing risks?

A classical model with three lines of defense: the business areas bear primary responsibility for risk management, followed by the risks area and, lastly, the audit area subordinated to the Board of Directors

Capital and Risk Management Committee
Pedro Bodin[1]

Monthly monitoring of Risk Appetite

Board of Directors
Pedro Moreira Salles
Roberto Egydio Setubal

Audit Committee
Gustavo Loyola[1]

Discussion of metrics and the outcome of Risk Appetite, as well as the main risk topics

Internal Audit
Paulo Miron

3rd line of defense

Independent review of the activities in which the institution is engaged

Itaú Unibanco Holding
Candido Bracher

General Wholesale Office
Caio Ibrahim David

General Retail Office
Marcio Schettini

1st line of defense

Manages the risks these generate, with responsibility for identifying, assessing, controlling and reporting

Risk and Finance Control and Management Department
Milton Maluhy Filho

- Executive Office, Finance and Market Risk
- Investor Relations Office
- Operational Risk and Compliance Executive Office
- Credit Risk, Modeling and AML Office

2nd line of defense

Ensures that the risks are managed and sustained on the principles of risk management:
- Risk Appetite
- Policies
- Procedures
- Dissemination of the risk culture in the business

Legal, Institutional and Personnel Department
Claudia Politanski

Technology and Operations Department
André Sapoznik

(1) Independent director.

69

Capital and risk management Our risk management principles Risk appetite consists of a 4-layer structure: principles of risk management, declaration by the Board of Directors, magnitude of the risk and metrics, and coordinates the set of guidelines on the assumption of risks. The principles of risk management define the fundamentals of risk management and risk appetite based on 6 pillars, providing guidance on how the employees of IUH work and take decisions. Sustainability and customer satisfaction Risk Culture Pricing of risk we want to be the leading bank in sustainable our risk culture extends beyond policies, procedures we operate with and assume business risks we know performance and in customer satisfaction. We strive and processes, strengthens the individual and and understand, avoiding risks we are not familiar to create shared value for our employees, clients, collective responsibility of all employees, so that with or in which there is no competitive advantage, shareholders and society, ensuring the perpetuity of they do the right thing at the right time and in the carefully evaluating the risk-return ratio. our business. correct manner, respecting the ethical way of doing business. Diversification Operational excellence Ethics and respect for regulations we have a low apetite for volatility in our results, we want to be an agile bank with a robust and stable For us, ethics are non-negotiable. We foster a which is why we operate with a diversified base of infrastructure, so as to provide a high-quality proper institutional environment, instructing our clients, products and businesses, striving to service. employees to cultivate ethics in relationships and diversify the risks to which we are exposed and business and to abide by the rules, thereby prioritizing lower risk business. defending our reputation. 70Capital and risk management Our risk management principles Risk appetite consists of a 4-layer structure: principles of risk management, declaration by the Board of Directors, magnitude of the risk and metrics, and coordinates the set of guidelines on the assumption of risks. The principles of risk management define the fundamentals of risk management and risk appetite based on 6 pillars, providing guidance on how the employees of IUH work and take decisions. Sustainability and customer satisfaction Risk Culture Pricing of risk we want to be the leading bank in sustainable our risk culture extends beyond policies, procedures we operate with and assume business risks we know performance and in customer satisfaction. We strive and processes, strengthens the individual and and understand, avoiding risks we are not familiar to create shared value for our employees, clients, collective responsibility of all employees, so that with or in which there is no competitive advantage, shareholders and society, ensuring the perpetuity of they do the right thing at the right time and in the carefully evaluating the risk-return ratio. our business. correct manner, respecting the ethical way of doing business. Diversification Operational excellence Ethics and respect for regulations we have a low apetite for volatility in our results, we want to be an agile bank with a robust and stable For us, ethics are non-negotiable. We foster a which is why we operate with a diversified base of infrastructure, so as to provide a high-quality proper institutional environment, instructing our clients, products and businesses, striving to service. employees to cultivate ethics in relationships and diversify the risks to which we are exposed and business and to abide by the rules, thereby prioritizing lower risk business. defending our reputation. 70

‘ Capital and risk management How do we establish our risk appetite? Risk apetite defines the nature and level of the risks acceptable to our organization, delimiting the conditions in which our management will strive to maximize the creation of value. It is monitored, discussed and reported on a regular basis to the The policy is drawn up and approved by the Board of executive levels, the Board of Directors and the Audit Committee Directors Risk Appetite Where is Risk Board of Directors Declaration by the BD: “We are a universal bank operating mainly in Latin Appetite inserted? Executive Level Global Limits America. With the support of our risk culture, we operate to strict standards of ethics and regulatory compliance in the search for high-level results and Specific growth with low volatility, through long-standing relationships with our Limits clients, correct pricing of risks, diversified sources of funding and proper use Competencies of capital.” and Policies that underpin our risk management structure 5 dimensions Capitalization Liquidity Credit, Market and Business Operational risk Reputation establish concentration limits, foster the stipulates that we must have stipulates that our liquidity is centered on controlling deals with risks that could diversification of revenues in the search sufficient capital to protect us should weather long operational risk events that impact our brand value and to ensure low volatility in our results and from a stress event without periods of stress. could have an adverse impact reputation. the sustainability of our business. adjusting our capital structure. on our strategy. § greatest credit risks§ operational risk events and § suitability indicators losses incurred § Capital ratios in normal and § LCR § highest exposures§ media exposure stress situations § information technology § NSFR § concentration by sectors, § follow-up on client complaints § ratings on debt issues countries and segments § regulatory compliance § market risk concentration 71 Examples of metrics‘ Capital and risk management How do we establish our risk appetite? Risk apetite defines the nature and level of the risks acceptable to our organization, delimiting the conditions in which our management will strive to maximize the creation of value. It is monitored, discussed and reported on a regular basis to the The policy is drawn up and approved by the Board of executive levels, the Board of Directors and the Audit Committee Directors Risk Appetite Where is Risk Board of Directors Declaration by the BD: “We are a universal bank operating mainly in Latin Appetite inserted? Executive Level Global Limits America. With the support of our risk culture, we operate to strict standards of ethics and regulatory compliance in the search for high-level results and Specific growth with low volatility, through long-standing relationships with our Limits clients, correct pricing of risks, diversified sources of funding and proper use Competencies of capital.” and Policies that underpin our risk management structure 5 dimensions Capitalization Liquidity Credit, Market and Business Operational risk Reputation establish concentration limits, foster the stipulates that we must have stipulates that our liquidity is centered on controlling deals with risks that could diversification of revenues in the search sufficient capital to protect us should weather long operational risk events that impact our brand value and to ensure low volatility in our results and from a stress event without periods of stress. could have an adverse impact reputation. the sustainability of our business. adjusting our capital structure. on our strategy. § greatest credit risks§ operational risk events and § suitability indicators losses incurred § Capital ratios in normal and § LCR § highest exposures§ media exposure stress situations § information technology § NSFR § concentration by sectors, § follow-up on client complaints § ratings on debt issues countries and segments § regulatory compliance § market risk concentration 71 Examples of metrics

Capital and risk management

Credit granting process

Client analysis:

01
Beginning of the relationship

The client is interested in a credit line/operation.

1st step:
Internal check on non-involvement in **prohibited activities**.

Activities that encourage slave or child labor or prostitution.

Credit relationship denied.

2nd step:
The client is internally assessed to determine whether its environmental and social compliance may be analyzed, including clients in the **Restricted List** and **rural clients.**

List of activities:
Manufacture and sale of military hardware, firearms and ammunition, extraction of wood from native forests, fishing activities, extraction and industrialization of asbestos, slaughterhouses and beef packaging plants.

Restrict List:
If the client's activity is included in the list, it will be subject to a specific analysis, in accordance with the existing guidelines.

02
Choice of the products offered

Depending on the **products offered** to the client, a specifc pre-contract diligence may be necessary.

Product assessment:
In order to identify products that may represent some environmental or social risk for the bank, the Environmental and Social Risk department works as an integral part of the Wholesale and Retail Product approval governance.

Example:
In the event of project financing, some information may be requested prior to the approval of the credit line or before the transaction is contracted (licenses, criteria for the application of the EquatorPrinciples (EP), Environmental Rural Register, etc.).

03
Definition of guarantees

If any credit product or condition requires a collateralized real estate property, whether under fiduciary assignment or mortgage lien, the property must be assessed based on the answers in the Preliminary Real Estate Environmental Assessment Questionnaire.

If indications of contamination are found, a more detailed analysis will be necessary.



04
Approval of the credit lines

Environmental and social analysis completed!

You are ready to proceed with the approval of the credit line! linha

05
Reavaliation

Whenever the credit line is renewed, the process starts again.

The process is regularly audited and the front office teams (commercial and products) are trained via e-learning.



72

Capital and risk management Market Risk and Liquidity Management Solid management of liquidity and market risk Average VaR¹ in the quarter Liquidity Coverage Ratio (LCR) Net Stable Funding Ratio (NSFR) 400.4 357.8 127.7% 308.4 212.8% 190.2% 279.6 122.8% 122.2% 171.7% 121.1% 149.1% 213.6 117.5% 4Q15 4Q16 4Q17 4Q18 4Q19 Dec-16 Dec-17 Dec-18 Dec-19 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 (1) VAR = Value at Riskk. 73Capital and risk management Market Risk and Liquidity Management Solid management of liquidity and market risk Average VaR¹ in the quarter Liquidity Coverage Ratio (LCR) Net Stable Funding Ratio (NSFR) 400.4 357.8 127.7% 308.4 212.8% 190.2% 279.6 122.8% 122.2% 171.7% 121.1% 149.1% 213.6 117.5% 4Q15 4Q16 4Q17 4Q18 4Q19 Dec-16 Dec-17 Dec-18 Dec-19 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 (1) VAR = Value at Riskk. 73

Capital and risk management

Cybersecurity: security is non-negotiable

In an increasingly digital world, cyber risk management is an essential part of our business.

Protect by design

- Secure development
- Secure infrastructure architecture
- Data observability

100% aligned with requisites of the regulatory bodies

+70% of new processes and controls in the last two years

Process discipline

- 24X7 Operations Center
- Comprehensive prevention processes
- Detection of responses to threats***
- Constant blue team x red team exercises
- Frequent and controlled pen testing

100% of the principal security controls tested every six months

Human capital

- Differentiated attraction, training and retention program
- Continuous search for international benchmarking
- Integration with the business

+80% of the team certified in the most important fields of Information Security

(1) Data base Sep-19

74

Capital and risk management

Climate risk

Itaú

Climate risk and its variables comprise the analysis of socioenvironmental risk at Itaú Unibanco. This approach places Itaú in a strategic position to ensure the perpetuity of its business and operations in the face of climate change and the consequent impacts on the economy.

We highlight here our operations where the strategic pillars of the Task Force on Climate-Related Financial Disclosures (TCFD) are concerned

The initiative was conceived within the scope of the Financial Stability Board (FSB), and proposes recommendations for climate disclosure for the financial and non-financial sectors on the pillars of Governance, Strategy, Risk Management and Targets and Metrics.

Governance

The Board of Directors provides guidance on our internal Sustainability and Socioenvironmental Responsibility policy on climate-related risks and opportunities.

We have a SQUAD consisting of different areas of the Bank that coordinates and implements climate finance governance, so that Itau can promote the low-carbon economy and incorporate climate risk issues into its operations.

Launched in 2017, the purpose of the Socioenvironmental Risk Management Project is to review socioenvironmental risk in our activities and business. The Climate Risk issue is covered in this project, providing an all-encompassing view of our business and operations and how it is quickly dealt with in our committees.

Strategy

Participation in multisectorial discussion groups like CEBDS, UNEP-FI, FEBRABAN and FGV.

Participation in the UNEP-FI working group for implementing the TCFD recommendations, taking into account different climate scenarios.

A study was carried out on the impact of climate change on our large company credit portfolio in the medium and long-term scenarios.

A study was undertaken into financed emissions based on the guidelines of the Portfolio Carbon Initiative.

Risk Management

Climate variables are factored into our Socioenvironmental Risk analysis for the large company segment and the analysis of financing for large-scale projects.

Itaú Asset Management includes Climate Change issues in its ESG integration methodology when analyzing investments.

We price some of our (corporate) insurance products, taking climate issues into account.

We have a list of sensitive sectors which, among other criteria, includes climate exposure. These are dealt with in greater detail when granting credit.

Targets and Metrics

We have science-based emission reduction targets for scopes 1 and 2.

Together with the Science Based Targets Initiative, we participate in the pioneer working group for developing a methodology that establishes targets for financed emissions.

We have targets for financing positive impact sectors that take into account the transition to a low-carbon economy.

We are committed to incorporating the recommendations of the TCFD by 2022.

75

Capital and risk management

Socioenvironmental risk

The Socioenvironmental Risk Policy contains the criteria for analysis and projects, constitution of real estate guarantees and the inclusion of contractual clauses. To that end, we must take into account :

List of activities excluded

Thus, we have no relationships with clients engaged in practices that infringe the protection of human rights comprising our list of excluded activities, namely:

- Use of hard labor;
- Use of child labor in violation of legislation;
- Exploration of prostitution, including child prostitution.

List of restrictions

Based on the existing risk and internationally recognized market practices, we consider the following sectors as restricted:

- Production and sale of material for war use, firearms and munitions;
- Activities involving the extraction and production of timber/wood/charcoal originating from native forests;
- Fishing;
- Extraction and processing of asbestos;
- Meat plants and slaughterhouses.

Analysis of large companies

To assist in taking decisions and to allow the strategic incorporation of the socioenvironmental issue into the granting of credit, this variable has Always been present in our risk rating model for large companies.

Rural clients

We have a structure that provides farmers with an all-in financial service, ranging from financing to price hedging, with a committed close-at-hand service.

Guarantees

Specific requisites in constituting real estate guarantees.

Project Finance

When formalizing loans and financing, we look at the socioenvironmental risks of the credit modality and the purpose of the financing.

Competency

In accordance with the Socioenvironmental Policy for Credit to Companies, the technical departments assess and classify the socioenvironmental risks according to their potential impact: low, medium and high.

76

Financial Highlights 77Financial Highlights 77

4Q19 Highlights

Recurring net income

Consolidated
R$7.3 bn ^ 1.9 %
4Q19 vs. 3Q19
Brazil
R$7.0 bn ^ 3.3 %

4Q18	1Q19	2Q19	3Q19	4Q19
6.5	6.9	7.0	7.2	7.3

Recurring ROE

Consolidated
23.7% ^ 20 bps
4Q19 vs. 3Q19
Brazil
25.1% ^ 50 bps

4Q18	1Q19	2Q19	3Q19	4Q19
21.8	23.6	23.5	23.5	23.7

Credit [1]

Consolidated
R$706.7 bn ^ 2.6 %
4Q19 vs. 3Q19
Brazil
R$540.4 bn ^ 4.3 %

4Q18	1Q19	2Q19	3Q19	4Q19
636.9	647.1	659.7	689.0	706.7

NPL 90 days

Consolidated
3.0% ^ 10 bps
4Q19 vs. 3Q19
Brazil
3.4% stable

4Q18	1Q19	2Q19	3Q19	4Q19
2.9	3.0	2.9	2.9	3.0

Margin with clients

Consolidated
R$18.1 bn ^ 2.9 %
4Q19 vs. 3Q19
Brazil
R$16.3 bn ^ 3.1 %

4Q18	1Q19	2Q19	3Q19	4Q19
16.2	16.4	16.9	17.6	18.1

Commission, fees and insurance results [2]

Consolidated
R$12.1 bn ^ 11.3 %
4Q19 vs. 3Q19
Brazil
R$11.3 bn ^ 11.9 %

4Q18	1Q19	2Q19	3Q19	4Q19
10.8	10.2	10.7	10.8	12.1

Cost of credit

Consolidated
R$5.8 bn ^ 29.3 %
4Q19 vs. 3Q19
Brazil
R$4.6 bn ^ 17.2 %

4Q18	1Q19	2Q19	3Q19	4Q19
3.4	3.8	4.0	4.5	5.8

Non-Interest expenses

Consolidated
R$13.0 bn ^ 1.7 %
4Q19 vs. 3Q19
Brazil
R$11.2 bn ^ 1.0 %

4Q18	1Q19	2Q19	3Q19	4Q19
12.8	12.1	12.7	12.8	13.0

(1) Total with financial guarantees provided and corporate securities; (2) revenues from Insurance (-) claims expenses (-) insurance selling expenses.

78

About our year 2019 Recurring Recurring R$28.4 billion 23.7 % Consolidated 10.2% Consolidated 1.8 p.p. Net Return on 10.6% 1.9 p.p. Brazil Brazil R$27.0 billion 24.9 % Income Equity (ROE) Commissions, fees and result higher volume of from insurance grew credit (+ 10.9%) and Non-interest expenses in several lines better mix of products grew below inflation boosting the financial mainly investment banking, brokerage 2.5% (yoy) margin with clients and investment funds greatest annual 8.6% 5.9% (yoy) efficiency gain (yoy) in the last 4 years 79 79About our year 2019 Recurring Recurring R$28.4 billion 23.7 % Consolidated 10.2% Consolidated 1.8 p.p. Net Return on 10.6% 1.9 p.p. Brazil Brazil R$27.0 billion 24.9 % Income Equity (ROE) Commissions, fees and result higher volume of from insurance grew credit (+ 10.9%) and Non-interest expenses in several lines better mix of products grew below inflation boosting the financial mainly investment banking, brokerage 2.5% (yoy) margin with clients and investment funds greatest annual 8.6% 5.9% (yoy) efficiency gain (yoy) in the last 4 years 79 79

2019 Macroeconomic outlook

	Forecast [1]	Actual [2]
GDP - Brazil	2.5%	1.2%
SELIC [3]	6.5%	4.5%
Inflation [4]	3.9%	4.3%
Unemployment [3,5]	11.6%	11.6%
Dollar [3]	R$3.90	R$4.03

Below expectation GDP growth but with an **increase of 3.6% in private sector investment and of 2.1% in consumption.**

Interest rate ended the year at the lowest historical level**, boosting demand for credit and contributing to low delinquency levels.**

Inflation continues under control.

Unemployment rate still at high levels but with **strong formal job creation[6] (641 thousand in 2019).**

(1) Itaú Unibanco forecast for 2019 on 02/04/2019; (2) GDP data projected; (3) End of period; (4) IPCA; (5) National unemployment rate – seasonally adjusted; (6) Ministry of Labor – CAGED.

80

como foi nosso ano? Value creation 2019 In R$ billions Growth (2019 vs. 2018) Value creation 12.8 38.3% 4.4 9.2 8.3 8.2 119.8 Operating revenues 111.8 111.4 7.6 109.6 109.3 7.1% 93.8 Non-interest expenses 49.4 46.6 47.0 2.5% 50.6 44.4 40.6 2014 2015 2016 2017 2018 2019 81como foi nosso ano? Value creation 2019 In R$ billions Growth (2019 vs. 2018) Value creation 12.8 38.3% 4.4 9.2 8.3 8.2 119.8 Operating revenues 111.8 111.4 7.6 109.6 109.3 7.1% 93.8 Non-interest expenses 49.4 46.6 47.0 2.5% 50.6 44.4 40.6 2014 2015 2016 2017 2018 2019 81

2019 Credit by client profile or product

Guidance: Total credit portfolio

	Guidance	Actual
Consolidated	8.0% – 11.0%	10.9 %
Brazil	8.0% – 11.0%	14.1 %

In R$ billions

	2019	2018	△
Individuals	**239.8**	211.3	13.5%
Credit card loans	90.9	77.5	17.4%
Personal loans	34.6	29.2	18.2%
Payroll loans	49.4	46.7	5.8%
Vehicle loans	19.0	15.9	19.3%
Mortgage loans	45.9	42.0	9.3%
Very small, small and middle market loans	**89.6**	70.8	26.6%
Individuals + Very small, small and middle market loans	**329.4**	**282.1**	**16.8%**
Corporate loans	**211.0**	191.6	10.1%
Credit operations	154.1	153.3	0.5%
Corporate securities	56.9	38.3	48.4%
Total Brazil	**540.4**	**473.8**	**14.1%**
Latin America	**166.3**	163.2	1.9%
Total with financial guarantees and corporate securities	**706.7**	**636.9**	**10.9%**

Credit origination [1]

2019 vs. 2018

- ∧ 23% Individuals
- ∧ 31% Very small, small and middle Market
- ∧ 23% Corporate
- ∧ 26% Total Brazil [2]
- ∧ 52% Private securities issuance[3]

Note: Does not consider origination of credit card, overdraft, debt renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes).

82

Guidance: Financial margin with clients Actual 9.0% 12.0% Financial margin with clients Consolidated 8.6% 2019 Brazil 9.1% 9.0% 12.0% Annualized average rate -30 bps -30 bps Brazil Consolidated seasonality seasonality 12.2% 12.1% 12.2% 12.2% 12.1% 12.0% 11.9% 11.8% 10.0% 10.0% 10.0% 10.0% 9.9% 9.9% 9.8% 9.8% 9.5% 9.6% 9.2% 9.2% 9.2% 9.0% 9.0% 8.4% 7.1% 6.7% 6.4% 6.4% 6.4% 6.4% 6.4% 6.0% 7.7% 7.6% 7.6% 7.6% 7.5% 7.4% 7.4% 5.0% 6.7% 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Financial margin with clients Risk-adjusted financial margin with clients Excluding specific provision expenses from LatAm CDI (annualized quarterly rate) Change in financial margin with clients 6.2 billion R$ billlion 11.0% 6.5 3.4 0.4 3.6 (1.2) (7.3) 63.6 69.1 56.3 62.5 1 1 2 3 4 5 2018 Working Capital and Spread-Sensitive Mix of products Asset Spreads Average Asset Others Spread-Sensitive Working Capital and 2019 other 2018 Operations 2018 Portfolio and Operations 2019 other 2019 Liabilities Margin (1) Includes capital allocated to business areas (except treasury), and the corporation working capital. (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Spreads variation of assets with credit risk between periods in Brazil; (4) Considers credit and private securities portfolio net of overdue balance over 60 days in Brazil; (5) Includes Latin America (ex-Brazil) spread-sensitive operations and structured operations from the wholesale segment. 83Guidance: Financial margin with clients Actual 9.0% 12.0% Financial margin with clients Consolidated 8.6% 2019 Brazil 9.1% 9.0% 12.0% Annualized average rate -30 bps -30 bps Brazil Consolidated seasonality seasonality 12.2% 12.1% 12.2% 12.2% 12.1% 12.0% 11.9% 11.8% 10.0% 10.0% 10.0% 10.0% 9.9% 9.9% 9.8% 9.8% 9.5% 9.6% 9.2% 9.2% 9.2% 9.0% 9.0% 8.4% 7.1% 6.7% 6.4% 6.4% 6.4% 6.4% 6.4% 6.0% 7.7% 7.6% 7.6% 7.6% 7.5% 7.4% 7.4% 5.0% 6.7% 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Financial margin with clients Risk-adjusted financial margin with clients Excluding specific provision expenses from LatAm CDI (annualized quarterly rate) Change in financial margin with clients 6.2 billion R$ billlion 11.0% 6.5 3.4 0.4 3.6 (1.2) (7.3) 63.6 69.1 56.3 62.5 1 1 2 3 4 5 2018 Working Capital and Spread-Sensitive Mix of products Asset Spreads Average Asset Others Spread-Sensitive Working Capital and 2019 other 2018 Operations 2018 Portfolio and Operations 2019 other 2019 Liabilities Margin (1) Includes capital allocated to business areas (except treasury), and the corporation working capital. (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Spreads variation of assets with credit risk between periods in Brazil; (4) Considers credit and private securities portfolio net of overdue balance over 60 days in Brazil; (5) Includes Latin America (ex-Brazil) spread-sensitive operations and structured operations from the wholesale segment. 83

2019 Financial margin with the market

Guidance: Financial margin with the market

	Guidance		Actual
Consolidated	R$4.6 bn	R$5.6 bn	R$5.6 bn
Brazil	R$3.6 bn	R$4.6 bn	R$3.8 bn

In R$ billions



1.6
1.5
1.5
1.4
1.4
1.2
1.3
1.4
1.4
1.4
1.7
1.3
1.3
1.1
1.2
1.6
1.5
1.3
0.1
0.2
1.2
1.3
0.9
1.0
0.5
0.9
1.1
1.0
0.7
0.2
0.3
0.5
0.3
0.5
0.3
0.5
0.4
0.6
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
Year
5.5
5.6
0.3
3.7
3.8
1.5
1.8
2018
2019
Financial margin with the market – Brazil 1
Sale of shares - B3
Financial margin with the market– Latin America 2
1 year moving average of financial margin with the market

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil.

84

2019 Cost of credit and credit quality

Guidance: Cost of credit | Actual

Consolidated R$14.5 bn – R$17.5 bn | R$18.2 bn

Brazil R$12.5 bn – R$15.5 bn | R$15.5 bn

Cost of credit[1]

In R$ billions



2.4%
2.5%
2.7%
3.3%
2.9%
3.8
4.0
4.5
5.8
1Q19
2Q19
3Q19
4Q19
2.3%
2.7%
2.6%
14.1
18.2
2018
2019
Cost of Credit
Cost of Credit / Total Risk[2] - Annualized
Excluding specific provision expenses from LatAm

Coverage ratio (90-day NPL - %)



208%
208%
208%
229%
88%
87%
86%
97%
Mar-19
Jun-19
Sep-19
Dec-19
Total
Total (Expanded[3])

(1) Provision for Loan Losses and + Recovery of Loans written-off as Losses + Impairment + Discounts Granted; (2) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters; (3) Expanded Coverage Ratio is calculated from the division of the total allowance balance by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans.

NPL Ratio

Consolidated (90 days) - %



3.7
3.5
3.4
3.4
3.0
2.9
2.9
3.0
1.4
1.4
1.4
1.9
Mar-19
Jun-19
Sep-19
Dec-19
Total
Brazil[1]
Latin America[2]

Brazil (90 days) - %



4.4
4.5
4.7
4.8
2.9
2.5
2.4
2.4
2.6
1.8
1.4
0.6
Mar-19
Jun-19
Sep-19
Dec-19
Individuals
Corporate
SMEs

Consolidated (15-90 days) - %



2.6
2.5
2.5
2.5
2.5
2.4
2.3
2.3
2.3
2.4
2.4
2.2
Mar-19
Jun-19
Sep-19
Dec-19
Total
Brazil[1]
Latin America[2]

Brazil (15-90 days) - %



3.4
3.4
3.2
3.1
1.8
1.6
1.5
1.7
0.7
0.9
0.7
1.1
Mar-19
Jun-19
Sep-19
Dec-19
Individuals
Corporate
SMEs

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil.

85

Guidance: Cost of credit Actual R$14.5 bn R$17.5 bn como foi nosso ano? Cost of credit Consolidated R$18.2 bn 2019 Brazil R$15.5 bn R$12.5 bn R$15.5 bn In R$ billions 2019 vs. 2018 Analysis of 6.5% 15.2% 2.1% 5.2% 29.1% cost of credit growth 18.2 0.7 0.3 2.1 0.9 14.1 2018 Latin America Portfolio growth Mix of credit Other 2019 Individuals + Very small, small and middle market companies 86Guidance: Cost of credit Actual R$14.5 bn R$17.5 bn como foi nosso ano? Cost of credit Consolidated R$18.2 bn 2019 Brazil R$15.5 bn R$12.5 bn R$15.5 bn In R$ billions 2019 vs. 2018 Analysis of 6.5% 15.2% 2.1% 5.2% 29.1% cost of credit growth 18.2 0.7 0.3 2.1 0.9 14.1 2018 Latin America Portfolio growth Mix of credit Other 2019 Individuals + Very small, small and middle market companies 86 como foi nosso ano? Retail bank – cost of credity and quality 2019 economic contraction 8.0 7.9 7.7 7.6 7.4 7.2 7.2 6.9 6.7 6.6 6.6 6.6 6.6 6.4 6.5 6.4 6.4 6.3 6.2 6.2 6.4 6.4 6.1 6.3 6.1 5.8 5.7 5.6 5.6 5.3 5.1 4.8 5.0 5.0 4.9 4.8 4.7 4.7 4.6 4.6 17.6 17.3 17.0 17.2 16.6 16.1 16.4 15.9 15.2 15.6 14.9 14.9 14.5 14.3 14.2 14.1 14.1 13.9 13.7 283 13.4 269 259 250 244 231 226 225 225 223 222 221 218 221 215 214 214 210 208 208 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Trailing 12 months Retail Banking Provision for Loan Losses (R$ Bn) 90-day NPL - Retail Banking (%) Credit Portfolio - Retail Banking (R$ Bn) Annual Retail Banking Provision for Loan Losses / Average Portfolio (%) 87como foi nosso ano? Retail bank – cost of credity and quality 2019 economic contraction 8.0 7.9 7.7 7.6 7.4 7.2 7.2 6.9 6.7 6.6 6.6 6.6 6.6 6.4 6.5 6.4 6.4 6.3 6.2 6.2 6.4 6.4 6.1 6.3 6.1 5.8 5.7 5.6 5.6 5.3 5.1 4.8 5.0 5.0 4.9 4.8 4.7 4.7 4.6 4.6 17.6 17.3 17.0 17.2 16.6 16.1 16.4 15.9 15.2 15.6 14.9 14.9 14.5 14.3 14.2 14.1 14.1 13.9 13.7 283 13.4 269 259 250 244 231 226 225 225 223 222 221 218 221 215 214 214 210 208 208 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Trailing 12 months Retail Banking Provision for Loan Losses (R$ Bn) 90-day NPL - Retail Banking (%) Credit Portfolio - Retail Banking (R$ Bn) Annual Retail Banking Provision for Loan Losses / Average Portfolio (%) 87

2019 Fee income and result from insurance operations

Guidance: Services and insurance		Actual
Consolidated	2.0% – 5.0%	5.9 %
Brazil	2.0% – 5.0%	6.3 %

In R$ billions

	2019	2018	△
Credit and debit cards	**13.0**	13.4	-3.1%
Card issuance	9.1	8.5	7.2%
Acquiring	3.9	4.9	-20.8%
Current account services	**7.5**	7.3	3.0%
Asset management [1]	**5.5**	4.4	24.9%
Advisory services and brokerage	**2.8**	1.6	79.3%
Credit operations and guarantees provided	**2.5**	2.5	-1.5%
Collection services	**1.9**	1.9	2.6%
Other	**1.1**	1.0	6.2%
Latin América	**2.9**	2.9	0.3%
Commissions and fees	**37.3**	**35.1**	**6.4%**
Result from insurance operations [2]	**6.6**	6.4	3.2%
Total	**43.9**	**41.4**	**5.9%**

Client base
2019 vs. 2018

^ 8% Individual account holders

^ 6% Credit cards

Issuer
Total payment volume
^ 15.0%

Assets under administration[3]

In R$ billions

2019 vs. 2018
^ 23.1%



Dec-19
1,180
183
1,363
Dec-18
983
125
1,107

Traditional	Open platform
^ 20.1%	^ 46.9%

(1) Includes fund management fees and *consórcio* management fees; (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; (3) does not include Latin America (ex-Brazil).

88

Guidance: Non-Interest expenses Actual 3.0% 6.0% como foi nosso ano? Non- Interest expenses Consolidated 2.5% 2019 Brazil 3.0% 3.5% 6.5% In R$ billions 2019 2018 48.7 Personnel (22.1) (21.3) 4.0% 46.3 46.2 45.5 Efficiency 44.0 ratio quarterly - % Administrative (16.8) (16.7) 0.7% 4Q18 1Q19 2Q19 3Q19 4Q19 Operating (4.8) (4.6) 5.1% 372 94.9 thousand Other tax expenses ¹ (0.4) (0.3) 9.9% branches closed employees in Brazil in 2019 in 2019 Latin America² (6.5) (6.5) 0.3% 100.3 96.8 94.9 Total (50.6) (49.4) 2.5% Dec-18 Sep-19 Dec-19 (1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation. 89Guidance: Non-Interest expenses Actual 3.0% 6.0% como foi nosso ano? Non- Interest expenses Consolidated 2.5% 2019 Brazil 3.0% 3.5% 6.5% In R$ billions 2019 2018 48.7 Personnel (22.1) (21.3) 4.0% 46.3 46.2 45.5 Efficiency 44.0 ratio quarterly - % Administrative (16.8) (16.7) 0.7% 4Q18 1Q19 2Q19 3Q19 4Q19 Operating (4.8) (4.6) 5.1% 372 94.9 thousand Other tax expenses ¹ (0.4) (0.3) 9.9% branches closed employees in Brazil in 2019 in 2019 Latin America² (6.5) (6.5) 0.3% 100.3 96.8 94.9 Total (50.6) (49.4) 2.5% Dec-18 Sep-19 Dec-19 (1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation. 89

2019 Guidance

	Consolidated		Brazil [1]	
	Actual	Expected	Actual	Expected
Total credit portfolio [2]	10.9%	8.0% – 11.0%	14.1%	8.0% – 11.0%
Financial margin with clients	8.6%	9.0% – 12.0%	9.1%	9.0% – 12.0%
Financial margin with the market	R$5.6 bn	R$4.6 bn – R$5.6 bn	R$3.8 bn	R$3.6 bi – R$4.6 bi
Cost of credit [3]	R$18.2 bn	R$14.5 bn – R$17.5 bn	R$15.5 bn	R$12.5 bn – R$15.5 bn
Commissions and fees and results from insurance operations [4]	5.9%	2.0% – 5.0%	6.3%	2.0% – 5.0%
Non-Interest expenses	2.5%	3.0% – 6.0%	3.0%	3.5% – 6.5%
Effective tax rate	31.7%	31,0% – 33.0%	32.5%	32.0% – 34.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

90

Macroeconomic outlook 2020 2019 2020(E) 1 GDP – Brazil 1.2% 2.2% Economic activity in Brazil continues to recover. SELIC (end of the period) 4.50% 4.25% Government spending remains under control. Benign inflation makes room for low interest SELIC (year average) 5.96% 4.27% rate. Growth is expected to accelerate by 2020, driven by consumption and investment. Inflation (IPCA) 4.3% 3.3% Expectation of the greatest job creation since 2013. 2 Formal jobs (in thousand) 641 938 (1) GDP data projected; (2) Ministry of Labor– CAGED. 91Macroeconomic outlook 2020 2019 2020(E) 1 GDP – Brazil 1.2% 2.2% Economic activity in Brazil continues to recover. SELIC (end of the period) 4.50% 4.25% Government spending remains under control. Benign inflation makes room for low interest SELIC (year average) 5.96% 4.27% rate. Growth is expected to accelerate by 2020, driven by consumption and investment. Inflation (IPCA) 4.3% 3.3% Expectation of the greatest job creation since 2013. 2 Formal jobs (in thousand) 641 938 (1) GDP data projected; (2) Ministry of Labor– CAGED. 91

2020 Guidance

	Consolidated		Brazil [1]	
Total credit portfolio [2]	8.5%	11.5%	10.5%	13.5%
Financial margin with clients	0.0%	3.0%	1.5%	4.5%
Financial margin with the market	R$5.7 bn	R$6.7 bn	R$3.8 bn	R$4.8 bn
Cost of credit [3]	R$18.5 bn	R$22.0 bn	R$17.1 bn	R$20.1 bn
Commissions and fees and results from insurance operations [4]	4.5%	7.5%	5.0%	8.0%
Non-Interest expenses	-2.0%	1.0%	- 1.5%	1.5%
Effective tax rate	33.0%	35.0%	33.5%	35.5%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

92

Additional Information 93Additional Information 93

Corporate profile Additional Information 94Corporate profile Additional Information 94

Additional Information A History of Successful Strategic Deals 1 Acquisition of the remaining 50% of: Uruguai Varejo - Brasil NACIONAL Acquisition of the Banco Itaú BMG Consignado minority interest of: Casa Moreira Salles Acquisition of a minority interest in: 1924 Unibanco 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 2009 - 2018 Itaú 1943 Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. 95Additional Information A History of Successful Strategic Deals 1 Acquisition of the remaining 50% of: Uruguai Varejo - Brasil NACIONAL Acquisition of the Banco Itaú BMG Consignado minority interest of: Casa Moreira Salles Acquisition of a minority interest in: 1924 Unibanco 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 2009 - 2018 Itaú 1943 Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. 95

Capital and risk management Additional Information 96Capital and risk management Additional Information 96

Additional Information

Capital Ratios (BIS) | Prudential Conglomerate [1]

In R$ millions, end of period	4Q19	3Q19
Core Capital	**117,328**	**113,235**
Tier I (Core Capital + Additional Capital)	**128,696**	**124,856**
Referential Equity (Tier I and Tier II)	**140,596**	**136,755**
Total Risk-weighted Exposure (RWA)	**891,300**	**887,513**
Credit Risk-weighted Assets (RWA_{CPAD})	784,730	759,358
Operational Risk-weighted Assets (RWA_{OPAD})	81,568	81,568
Market Risk-weighted Assets (RWA_{MINT})	25,002	46,587
Core Capital Ratio	**13.2%**	**12.8%**
Tier I Ratio	**14.4%**	**14.1%**
BIS (Referential Equity / Total Risk-weighted Exposure)	**15.8%**	**15.4%**

(1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

97

Additional Information

Ratings

FitchRatings

International						National	
Viability	Support	Local Currency		Foreign Currency			
		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
bb	4	BB	B	BB	B	AAA (bra)	F1+ (bra)

Moody's

International				National	
Subordinated Debt Foreign Currency	Senior Unsecured Debt Foreign Currency	Issuer Local Currency		Issuer	
Long Term	Long Term	Long Term	Short Term	Long Term	Short Term
(P) B1	(P) Ba3	Ba3	NP	A1. br	BR-1

Standard & Poor's

International				National	
Local Currency		Foreign Currency			
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
BB-	B	BB-	B	brAAA	brA-1+

98

Financial Highlights Additional Information 99Financial Highlights Additional Information 99

Additional Information Segments – Income Statement Pro Forma 4Q19 Activities with the Retail Banking Wholesale Banking Itaú Unibanco Market + Corporation In R$ millions 20,965 8,451 2,417 31,833 Operating Revenues 12,452 4,787 2,201 19,439 Managerial Financial Margin 12,452 4,787 894 18,132 Financial Margin with Clients - - 1,307 1,307 Financial Margin with the Market 6,667 3,470 218 10,356 Commissions and Fees Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 1,846 1 94 (2) 2,038 Cost of Credit (4,230) (1,581) 0 (5,811) (4,481) (1,664) 0 (6,145) Provision for Loan Losses - (230) - (230) Impairment (315) (65) - (379) Discounts Granted 566 3 78 - 943 Recovery of Loans Written Off as Losses (315) (16) - (330) Retained Claims (10,698) (4,092) (182) (14,972) Other Operating Expenses (9,308) (3,670) (32) (13,011) Non-interest Expenses (1,385) (422) (152) (1,959) Tax Expenses for ISS, PIS, Cofins and Other Taxes (5) (0) 3 (2) Insurance Selling Expenses 5, 722 2,762 2,235 10,719 Income before Tax and Minority Interests (2,032) (788) (564) (3,384) Income Tax and Social Contribution (47) 23 (1 5) (39) Minority Interests in Subsidiaries 3, 643 1,997 1,656 7 ,296 Recurring Net Income Recurring Return on Average Allocated Capital 35.2% 17.2% 18.9% 23.7% Efficiency Ratio (ER) 48.3% 45.8% 1.4% 44.0% Risk-Adjusted Efficiency Ratio (RAER) 70.3% 65.5% 1.4% 63.7% 100Additional Information Segments – Income Statement Pro Forma 4Q19 Activities with the Retail Banking Wholesale Banking Itaú Unibanco Market + Corporation In R$ millions 20,965 8,451 2,417 31,833 Operating Revenues 12,452 4,787 2,201 19,439 Managerial Financial Margin 12,452 4,787 894 18,132 Financial Margin with Clients - - 1,307 1,307 Financial Margin with the Market 6,667 3,470 218 10,356 Commissions and Fees Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 1,846 1 94 (2) 2,038 Cost of Credit (4,230) (1,581) 0 (5,811) (4,481) (1,664) 0 (6,145) Provision for Loan Losses - (230) - (230) Impairment (315) (65) - (379) Discounts Granted 566 3 78 - 943 Recovery of Loans Written Off as Losses (315) (16) - (330) Retained Claims (10,698) (4,092) (182) (14,972) Other Operating Expenses (9,308) (3,670) (32) (13,011) Non-interest Expenses (1,385) (422) (152) (1,959) Tax Expenses for ISS, PIS, Cofins and Other Taxes (5) (0) 3 (2) Insurance Selling Expenses 5, 722 2,762 2,235 10,719 Income before Tax and Minority Interests (2,032) (788) (564) (3,384) Income Tax and Social Contribution (47) 23 (1 5) (39) Minority Interests in Subsidiaries 3, 643 1,997 1,656 7 ,296 Recurring Net Income Recurring Return on Average Allocated Capital 35.2% 17.2% 18.9% 23.7% Efficiency Ratio (ER) 48.3% 45.8% 1.4% 44.0% Risk-Adjusted Efficiency Ratio (RAER) 70.3% 65.5% 1.4% 63.7% 100

Additional Information

Income Statement | Operating Revenues Perspective

In R$ millions	4Q19	3Q19	Δ	4Q18	Δ	2019	2018	Δ
Operating Revenues	**31,833**	**30,257**	**5.2%**	**28,471**	**11.8%**	**119,790**	**111,817**	**7.1%**
Managerial Financial Margin	19,439	19,071	1.9%	17,382	11.8%	74,630	69,084	8.0%
Financial Margin with Clients	18,132	17,621	2.9%	16,233	11.7%	69,056	63,599	8.6%
Financial Margin with the Market	1,307	1,450	-9.9%	1,149	13.7%	5,573	5,486	1.6%
Commissions and Fees	10,356	9,267	11.8%	9,192	12.7%	37,307	35,079	6.4%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,038	1,920	6.2%	1,897	7.4%	7,853	7,653	2.6%
Cost of Credit	**(5,811)**	**(4,495)**	**29.3%**	**(3,415)**	**70.1%**	**(18,154)**	**(14,066)**	**29.1%**
Provision for Loan Losses	(6,145)	(4,922)	24.8%	(3,796)	61.9%	(19,680)	(16,082)	22.4%
Impairment	(230)	(70)	230.7%	(269)	-14.4%	(372)	(546)	-31.8%
Discounts Granted	(379)	(300)	26.5%	(312)	21.5%	(1,377)	(1,154)	19.3%
Recovery of Loans Written Off as Losses	943	796	18.5%	961	-1.9%	3,275	3,716	-11.9%
Retained Claims	**(330)**	**(338)**	**-2.5%**	**(294)**	**12.4%**	**(1,265)**	**(1,228)**	**3.0%**
Other Operating Expenses	**(14,972)**	**(14,573)**	**2.7%**	**(14,687)**	**1.9%**	**(57,819)**	**(56,289)**	**2.7%**
Non-interest Expenses	(13,011)	(12,796)	1.7%	(12,793)	1.7%	(50,626)	(49,376)	2.5%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,959)	(1,771)	10.6%	(1,881)	4.2%	(7,168)	(6,845)	4.7%
Insurance Selling Expenses	(2)	(6)	-62.4%	(14)	-83.5%	(25)	(68)	-62.7%
Income before Tax and Minority Interests	**10,719**	**10,851**	**-1.2%**	**10,075**	**6.4%**	**42,552**	**40,234**	**5.8%**
Income Tax and Social Contribution	**(3,384)**	**(3,516)**	**-3.7%**	**(3,352)**	**1.0%**	**(13,496)**	**(13,731)**	**-1.7%**
Minority Interests in Subsidiaries	**(39)**	**(179)**	**-77.9%**	**(245)**	**-83.9%**	**(693)**	**(769)**	**-9.9%**
Recurring Net Income	**7,296**	**7,156**	**1.9%**	**6,478**	**12.6%**	**28,363**	**25,733**	**10.2%**

101

Additional Information Results – Brazil and Latin America 2019 2018 D Latin Latin Latin 1 1 1 Consolidated America Consolidated America Consolidated America Brazil Brazil Brazil In R$ millions (ex-Brazil) (ex-Brazil) (ex-Brazil) Operating Revenues 87,957 79,143 8,815 83,345 75,070 8, 275 5.5% 5.4% 6.5% Managerial Financial Margin 55,191 48,654 6,537 51,702 45,680 6,023 6.7% 6.5% 8.5% Financial Margin with Clients 50,924 45,625 5,299 47,366 42,372 4,994 7.5% 7.7% 6.1% Financial Margin with the Market 4,266 3,029 1,238 4,337 3,308 1,028 -1.6% -8.4% 20.4% Commissions and Fees 26,951 24,769 2,183 25,887 23,747 2,140 4.1% 4.3% 2.0% 2 5,815 5,720 95 5,756 5,643 1 13 1.0% 1.4% -15.6% Revenues from Insurance Cost of Credit (12,343) (10,868) (1,475) (10,651) (9,237) (1,414) 15.9% 17.7% 4.4% Provision for Loan Losses (13,535) (11,840) (1,695) (12,287) (10,598) (1,689) 10.2% 11.7% 0.4% Impairment (142) (142) - (277) (277) - -48.7% -48.7% - Discounts Granted (998) (957) (41) (842) (837) (6) 18.5% 14.3% 641.9% Recovery of Loans Written Off as Losses 2,332 2,071 261 2,755 2,475 2 81 -15.4% -16.3% -7.1% Retained Claims (935) (901) (3 4) (934) (883) (51) 0.1% 2.0% -32.9% Other Operating Expenses (42,847) (37,656) (5,191) (41,602) (36,407) (5,196) 3.0% 3.4% -0.1% Non-interest Expenses (37,615) (32,508) (5,107) (36,583) (31,462) (5,121) 2.8% 3.3% -0.3% 3 (5,232) (5,148) (84) (5,019) (4,944) (74) 4.2% 4.1% 12.6% Tax Expenses and Other Income before Tax and Minority Interests 31,832 29,718 2,114 30,158 28,544 1, 614 5.6% 4.1% 30.9% Income Tax and Social Contribution (10,112) (9,565) (547) (10,379) (10,024) (355) -2.6% -4.6% 54.0% Minority Interests in Subsidiaries (653) (186) (467) (524) (151) (373) 24.7% 23.2% 25.3% Recurring Net Income 21,067 19,967 1,100 19,255 18,369 8 86 9.4% 8.7% 24.1% 1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency. 102Additional Information Results – Brazil and Latin America 2019 2018 D Latin Latin Latin 1 1 1 Consolidated America Consolidated America Consolidated America Brazil Brazil Brazil In R$ millions (ex-Brazil) (ex-Brazil) (ex-Brazil) Operating Revenues 87,957 79,143 8,815 83,345 75,070 8, 275 5.5% 5.4% 6.5% Managerial Financial Margin 55,191 48,654 6,537 51,702 45,680 6,023 6.7% 6.5% 8.5% Financial Margin with Clients 50,924 45,625 5,299 47,366 42,372 4,994 7.5% 7.7% 6.1% Financial Margin with the Market 4,266 3,029 1,238 4,337 3,308 1,028 -1.6% -8.4% 20.4% Commissions and Fees 26,951 24,769 2,183 25,887 23,747 2,140 4.1% 4.3% 2.0% 2 5,815 5,720 95 5,756 5,643 1 13 1.0% 1.4% -15.6% Revenues from Insurance Cost of Credit (12,343) (10,868) (1,475) (10,651) (9,237) (1,414) 15.9% 17.7% 4.4% Provision for Loan Losses (13,535) (11,840) (1,695) (12,287) (10,598) (1,689) 10.2% 11.7% 0.4% Impairment (142) (142) - (277) (277) - -48.7% -48.7% - Discounts Granted (998) (957) (41) (842) (837) (6) 18.5% 14.3% 641.9% Recovery of Loans Written Off as Losses 2,332 2,071 261 2,755 2,475 2 81 -15.4% -16.3% -7.1% Retained Claims (935) (901) (3 4) (934) (883) (51) 0.1% 2.0% -32.9% Other Operating Expenses (42,847) (37,656) (5,191) (41,602) (36,407) (5,196) 3.0% 3.4% -0.1% Non-interest Expenses (37,615) (32,508) (5,107) (36,583) (31,462) (5,121) 2.8% 3.3% -0.3% 3 (5,232) (5,148) (84) (5,019) (4,944) (74) 4.2% 4.1% 12.6% Tax Expenses and Other Income before Tax and Minority Interests 31,832 29,718 2,114 30,158 28,544 1, 614 5.6% 4.1% 30.9% Income Tax and Social Contribution (10,112) (9,565) (547) (10,379) (10,024) (355) -2.6% -4.6% 54.0% Minority Interests in Subsidiaries (653) (186) (467) (524) (151) (373) 24.7% 23.2% 25.3% Recurring Net Income 21,067 19,967 1,100 19,255 18,369 8 86 9.4% 8.7% 24.1% 1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency. 102

Additional Information Business Model 2019 2018 Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Credit Trading Consolidated Credit Trading Consolidated Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 63.7 1.5 53.3 1.4 56.9 1.6 51.5 1.7 6.8 (0.1) 1.7 (0.4) 119.8 11 1.8 8.0 Managerial Financial Margin 51.4 1.5 20.4 1.4 45.5 1.6 20.3 1.7 6.0 (0.1) 0.1 (0.4) 74.6 69 .1 5.5 Commissions and Fees 12.2 0.0 25.1 - 11.4 0.0 23.6 - 0.8 (0.0) 1.4 - 37.3 35.1 2.2 - - 7.9 - - - 7.7 - - - 0.2 - Revenues from Insurance ¹ 7.9 7.7 0.2 Cost of Credit (18.2) - - - (14.1) - - - (4 .1) - - - (18.2) (14.1) (4.1) Retained Claims - - (1.3) - - - (1.2) - - - (0.0) - (1.3) (1.2) (0.0) Non-Interested Expenses and (28.6) (0.7) (29.1) (0.1) (27.1) (0.9) (29.0) (0.1) (1.6) 0.2 (0.1) 0.0 (58 .5) (57.1) (1 .5) Other Expenses ² Recurring Net Income 11.9 0.5 14.9 1.1 9.2 0.5 14.3 1.7 2.7 (0.0) 0.6 (0.6) 28.4 25 .7 2.6 Average Regulatory Capital 64.8 1.6 41.6 17.6 61.8 1.5 38.0 22.5 3.0 0.2 3.6 (4.9) 125.6 123.8 1.9 Value Creation 3.8 0.3 9.8 (1.1) 0.9 0.3 9.3 (1.3) 2.9 (0.0) 0.5 0.2 12 .8 9.2 3.5 Recurring ROE 18.4% 28.5% 35.7% 6.2% 14.9% 34.2% 37.6% 7.7% 350 bps -570 bps -190 bps -150 bps 23.7% 21.9% 170 bps (1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 103Additional Information Business Model 2019 2018 Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Credit Trading Consolidated Credit Trading Consolidated Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 63.7 1.5 53.3 1.4 56.9 1.6 51.5 1.7 6.8 (0.1) 1.7 (0.4) 119.8 11 1.8 8.0 Managerial Financial Margin 51.4 1.5 20.4 1.4 45.5 1.6 20.3 1.7 6.0 (0.1) 0.1 (0.4) 74.6 69 .1 5.5 Commissions and Fees 12.2 0.0 25.1 - 11.4 0.0 23.6 - 0.8 (0.0) 1.4 - 37.3 35.1 2.2 - - 7.9 - - - 7.7 - - - 0.2 - Revenues from Insurance ¹ 7.9 7.7 0.2 Cost of Credit (18.2) - - - (14.1) - - - (4 .1) - - - (18.2) (14.1) (4.1) Retained Claims - - (1.3) - - - (1.2) - - - (0.0) - (1.3) (1.2) (0.0) Non-Interested Expenses and (28.6) (0.7) (29.1) (0.1) (27.1) (0.9) (29.0) (0.1) (1.6) 0.2 (0.1) 0.0 (58 .5) (57.1) (1 .5) Other Expenses ² Recurring Net Income 11.9 0.5 14.9 1.1 9.2 0.5 14.3 1.7 2.7 (0.0) 0.6 (0.6) 28.4 25 .7 2.6 Average Regulatory Capital 64.8 1.6 41.6 17.6 61.8 1.5 38.0 22.5 3.0 0.2 3.6 (4.9) 125.6 123.8 1.9 Value Creation 3.8 0.3 9.8 (1.1) 0.9 0.3 9.3 (1.3) 2.9 (0.0) 0.5 0.2 12 .8 9.2 3.5 Recurring ROE 18.4% 28.5% 35.7% 6.2% 14.9% 34.2% 37.6% 7.7% 350 bps -570 bps -190 bps -150 bps 23.7% 21.9% 170 bps (1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 103

Additional Information

Credit Portfolio by Product

In R$ billions, end of period	4Q19	3Q19	Δ	4Q18	Δ
Individuals - Brazil [1]	**239.0**	**229.0**	**4.4%**	**210.4**	**13.6%**
Credit Card	90.9	83.3	9.1%	77.5	17.4%
Personal Loans	33.7	33.4	0.9%	28.2	19.4%
Payroll Loans [2]	49.4	49.3	0.1%	46.7	5.8%
Vehicles	19.0	18.0	5.6%	15.9	19.3%
Mortgage Loans	45.9	44.8	2.5%	42.0	9.3%
Rural Loans	0.1	0.1	-6.9%	0.1	-24.9%
Companies - Brazil [1]	**190.4**	**188.1**	**1.2%**	**170.2**	**11.9%**
Working Capital [3]	108.2	103.7	4.3%	93.5	15.7%
BNDES/Onlending	10.6	12.2	-13.5%	16.9	-37.2%
Export / Import Financing	48.6	49.7	-2.1%	40.4	20.4%
Vehicles	9.1	7.3	24.8%	4.3	112.7%
Mortgage Loans	4.3	4.9	-12.2%	6.3	-31.1%
Rural Loans	9.5	10.3	-7.3%	8.9	7.3%
Latin America [4]	**153.7**	**158.9**	**-3.3%**	**151.9**	**1.1%**
Total without Financial Guarantees Provided	**583.0**	**576.0**	**1.2%**	**532.5**	**9.5%**
Financial Guarantees Provided	66.7	65.7	1.5%	66.1	0.9%
Total with Financial Guarantees Provided	**649.7**	**641.7**	**1.2%**	**598.6**	**8.5%**
Corporate Securities [5]	56.9	47.3	20.5%	38.3	48.4%
Total Risk	**706.7**	**689.0**	**2.6%**	**636.9**	**10.9%**

(1) Includes units abroad ex-Latin America; (2) Includes operations originated by the institution and acquired operations; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Includes Debentures, CRI and Commercial Paper.

104

Additional Information Credit Portfolio by Currency ¹ Dec-19 232.8 417.0 649.7 Sep-19 240.0 401.7 641.7 Jun-19 228.3 389.3 617.6 Mar-19 224.5 384.5 609.0 Dec-18 219.5 379.1 598.6 Sep-18 233.4 366.7 600.1 Jun-18 588.6 223.5 365.1 Mar-18 197.9 368.4 566.4 Dec-17 192.4 371.7 564.1 Foreign Currency Local Currency (1) Total with financial guarantees provided. 105Additional Information Credit Portfolio by Currency ¹ Dec-19 232.8 417.0 649.7 Sep-19 240.0 401.7 641.7 Jun-19 228.3 389.3 617.6 Mar-19 224.5 384.5 609.0 Dec-18 219.5 379.1 598.6 Sep-18 233.4 366.7 600.1 Jun-18 588.6 223.5 365.1 Mar-18 197.9 368.4 566.4 Dec-17 192.4 371.7 564.1 Foreign Currency Local Currency (1) Total with financial guarantees provided. 105

Additional Information

Credit[1] Origination and Private Securities Issuance | Brazil

Base 100 = 4Q18 and 2018


Total Credit[2] – Brazil
24%
10%
26%
100
112
124
100
126
4Q18
3Q19
4Q19
2018
2019


Credit[2] - Individuals
27%
-1%
23%
100
129
127
100
123
4Q18
3Q19
4Q19
2018
2019


Credit[2] – Very Small, Small and Middle Market
24%
15%
31%
100
108
124
100
131
4Q18
3Q19
4Q19
2018
2019


Credit[2] – Corporate
21%
16%
23%
100
104
121
100
123
4Q18
3Q19
4Q19
2018
2019

Private Securities Issuance[3]

2019

1st place in the ANBIMA ranking | **R$70.8 bn**

Note: Do not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes).

106

Additional Information Credit Portfolio Breakdown , Companies Credit Portfolio by Business Sector¹ ² Credit Concentration ¹ R$ million Dec-19 4Q19 3Q19D In R$ billions, end of period Public Sector 3 .8 2.2 74.4% Loan, lease, other credit operations Private Sector 344.3 3 46.3 -0.6% Loan, lease and other and securities of companies and Real Estate 23.0 22.8 0.7% credit operations financial institutions Food and beverage 20.8 20.3 2.5% Risk % of Total Risk % of Total Transportation 20.7 19.3 7.2% Largest Debtor 5,389 0.8 6, 509 0.8 Agribusiness and fertilizers 18.8 18.8 -0.2% 10 largest debtors 29,340 4.5 49,106 6.3 Energy and water treatment 16.2 15.8 2.4% 20 largest debtors 44,712 6.9 76,673 9.9 Vehicles and auto parts 15.6 15.1 3.4% Banks and other financial institutions 14.3 14.2 0.1% 50 largest debtors 71,975 11.1 129,772 16.8 Petrochemical and chemical 11.7 12.1 -3.2% 100 largest debtors 97,705 15.1 172,962 22.3 Infrastructure work 10.9 12.3 -11.5% Mining 9.8 9.6 2.6% 1% Telecommunications 9.2 9.1 0.5% 4% Mining 8.8 8.8 -0.5% 7% Pharmaceutical and cosmetics 8.5 8.2 3.5% Electronic and IT 7.4 7.3 1.6% 10% 39% Oil and gas 6.8 6.8 0.7% Capital Assets 6.5 6.9 -6.1% 11% Construction Material 6.2 6.5 -3.7% Entertainment and tourism 5.8 5.8 0.9% 12% Sugar and Alcohol 4.2 5.1 -16.3% 17% Services - Other 42.8 44.3 -3.3% Commerce - Other 23.1 23.1 -0.2% Other Industry and Extractivism Industry - Other 9.4 10.3 -8.9% Real Estate and Construction Consumer Goods Vehicles and Transportation Agriculture and Related Other 43.9 43.8 0.2% Banks and other financial institutions Public Sector Total 348.1 3 48.5 -0.1% (1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Entertainment and Tourism (+) Other. 107Additional Information Credit Portfolio Breakdown , Companies Credit Portfolio by Business Sector¹ ² Credit Concentration ¹ R$ million Dec-19 4Q19 3Q19D In R$ billions, end of period Public Sector 3 .8 2.2 74.4% Loan, lease, other credit operations Private Sector 344.3 3 46.3 -0.6% Loan, lease and other and securities of companies and Real Estate 23.0 22.8 0.7% credit operations financial institutions Food and beverage 20.8 20.3 2.5% Risk % of Total Risk % of Total Transportation 20.7 19.3 7.2% Largest Debtor 5,389 0.8 6, 509 0.8 Agribusiness and fertilizers 18.8 18.8 -0.2% 10 largest debtors 29,340 4.5 49,106 6.3 Energy and water treatment 16.2 15.8 2.4% 20 largest debtors 44,712 6.9 76,673 9.9 Vehicles and auto parts 15.6 15.1 3.4% Banks and other financial institutions 14.3 14.2 0.1% 50 largest debtors 71,975 11.1 129,772 16.8 Petrochemical and chemical 11.7 12.1 -3.2% 100 largest debtors 97,705 15.1 172,962 22.3 Infrastructure work 10.9 12.3 -11.5% Mining 9.8 9.6 2.6% 1% Telecommunications 9.2 9.1 0.5% 4% Mining 8.8 8.8 -0.5% 7% Pharmaceutical and cosmetics 8.5 8.2 3.5% Electronic and IT 7.4 7.3 1.6% 10% 39% Oil and gas 6.8 6.8 0.7% Capital Assets 6.5 6.9 -6.1% 11% Construction Material 6.2 6.5 -3.7% Entertainment and tourism 5.8 5.8 0.9% 12% Sugar and Alcohol 4.2 5.1 -16.3% 17% Services - Other 42.8 44.3 -3.3% Commerce - Other 23.1 23.1 -0.2% Other Industry and Extractivism Industry - Other 9.4 10.3 -8.9% Real Estate and Construction Consumer Goods Vehicles and Transportation Agriculture and Related Other 43.9 43.8 0.2% Banks and other financial institutions Public Sector Total 348.1 3 48.5 -0.1% (1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Entertainment and Tourism (+) Other. 107

Additional Information Credit Portfolio by Vintage¹ R$ billion Profile of credit portfolio by origination period: • Older vintages with higher spreads are losing relevance compared to the most recent ones. • 62.6% of total origination was created in the past 12 months. 532 576 583 32.7% 34.3% 36.5% 4.7% 4.5% 4.6% 5.4% 6.4% 6.2% 8.8% 7.1% 8.5% 11.4% 12.2% 10.1% 37.0% 35.5% 34.0% 4Q18 3Q19 4Q19 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. 108Additional Information Credit Portfolio by Vintage¹ R$ billion Profile of credit portfolio by origination period: • Older vintages with higher spreads are losing relevance compared to the most recent ones. • 62.6% of total origination was created in the past 12 months. 532 576 583 32.7% 34.3% 36.5% 4.7% 4.5% 4.6% 5.4% 6.4% 6.2% 8.8% 7.1% 8.5% 11.4% 12.2% 10.1% 37.0% 35.5% 34.0% 4Q18 3Q19 4Q19 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. 108

Additional Information Loan Portfolio Mix Change ¹ (%) R$ billion Consolidated dez/19 17.9 14.7 3.3 15.6 5.8 7.9 8.5 26.4 Dec-19 24.4 20.0 4.4 21.2 7.8 10.7 11.5 Dec-18 26.8 17.9 4.2 20.4 7.4 11.0 12.3 2 Brazil Dec-17 30.0 16.7 3.9 18.7 7.1 11.1 12.4 Dec-16 33.4 16.2 4.2 16.2 7.1 10.5 12.3 Dec-15 37.6 16.3 4.9 14.4 7.0 8.5 11.2 Corporate Very Small, Small and Middle Market Vehicles Credit Card 3 Personal Loans Latin America Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. 109Additional Information Loan Portfolio Mix Change ¹ (%) R$ billion Consolidated dez/19 17.9 14.7 3.3 15.6 5.8 7.9 8.5 26.4 Dec-19 24.4 20.0 4.4 21.2 7.8 10.7 11.5 Dec-18 26.8 17.9 4.2 20.4 7.4 11.0 12.3 2 Brazil Dec-17 30.0 16.7 3.9 18.7 7.1 11.1 12.4 Dec-16 33.4 16.2 4.2 16.2 7.1 10.5 12.3 Dec-15 37.6 16.3 4.9 14.4 7.0 8.5 11.2 Corporate Very Small, Small and Middle Market Vehicles Credit Card 3 Personal Loans Latin America Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. 109

Additional Information

Provision for Loan Losses and Cost of Credit

Provision for Loan Losses by Segment

R$ million


4.6%
5.8%
5.0%
5.0%
4.7%
4.5%
4.1%
3.6%
3.7%
3.3%
3.4%
3.0%
2.9%
3.1%
3.2%
3.5%
4.2%
6,366
7,824
6,337
6,169
5,823
5,392
4,948
4,282
4,483
4,111
4,271
3,904
3,796
4,206
4,407
4,922
6,145
383
772
396
412
757
432
598
514
701
554
621
514
423
489
568
638
1,252
1,362
2,728
1,546
1,825
1,070
1,410
619
532
248
393
168
412
4,621
4,323
4,395
3,932
3,996
3,550
3,732
3,236
3,534
3,165
3,482
3,688
3,726
4,021
4,210
4,461
4,481
-298
-354
-304
-371
-177
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil
Provision for Loan Losses / Loan Portfolio (*) - Annualized

(*) Average balance of the loan portfolio, considering the last two quarters.

Cost of Credit

(Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted)

RR$ million


3.0%
4.4%
4.1%
3.7%
4.2%
3.6%
3.0%
2.7%
2.9%
2.5%
2.4%
2.1%
2.1%
2.4%
2.5%
2.7%
3.3%
5,135
7,211
6,335
5,582
6,352
5,281
4,474
3,990
4,257
3,788
3,601
3,263
3,415
3,804
4,044
4,495
5,811
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
Cost of Credit
Cost of Credit / Total Risk (*) - Annualized

(*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Note: Includes the consolidation of Citibank as of 4Q17.

110

Additional Information

Allowance for Loan Losses by Risk– Consolidated

Itaú

R$ million

Allocation of Total Allowance by Type of Risk - Consolidated


Dec-19
11,523
10,828
17,396
39,747
Sep-19
11,213
10,123
13,141
34,477
Dec-18
10,335
10,399
13,527
34,261


Overdue operations according to the Brazilian Central Bank
10,335
1,241
1,075
8,018
11,213
1,326
1,074
8,813
11,523
1,419
524
9,579
Dec-18
Sep-19
Dec-19
Provision < 100%
564
233
33%
3,046
Fully Provisioned
855
292
67%
6,533
Renegotiations and overdue loans
10,399
1,208
4,296
4,894
10,123
1,258
3,714
5,151
10,828
1,504
3,576
5,748
Dec-18
Sep-19
Dec-19
Renegotiations
799
79%
3,419
4,337
Overdue
705
21%
157
1,411
Potential Loss
13,527
2,270
4,973
6,284
13,141
2,281
3,498
7,363
17,396
3,999
3,859
9,538
Dec-18
Sep-19
Dec-19

¹ Includes units abroad ex-Latin America.² Excludes Brazil.

Retail - Brazil ¹ ■ Wholesale - Brazil ¹ ■ Latin America ²

111

Additional Information Non Performing Loans Ratios 90-day NPL Ratio| Consolidated (%) 15 to 90-day NPL Ratio | Consolidated - % 4.8 4.2 3.9 3.8 3.7 3.7 3.5 3.5 3.1 3.5 3.4 3.0 3.4 3.2 2.9 2.6 2.8 2.7 2.8 2.6 2.5 3.9 2.6 2.5 2.3 2.3 3.4 2.9 3.2 3.2 3.1 2.7 2.7 3.0 3.0 2.9 2.9 2.9 2.9 2.5 2.6 2.5 2.5 2.3 2.3 2.4 2.4 2.3 2.1 2.4 2.2 2.4 2.3 2.3 1.9 1.5 1.5 1.4 1.4 1.4 1.4 1.4 1.3 1.2 1.2 1.1 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Total Brazil ¹ Latin America ² Total Brazil ¹ Latin America ² 90-day NPL Ratio | Brazil ¹ (%) 15 to 90-day NPL Ratio | Brazil ¹ - % 6.3 5.8 5.8 5.1 4.8 4.9 4.7 4.5 4.5 4.4 4.4 5.7 5.6 4.2 3.9 3.5 3.6 3.4 3.4 4.9 3.3 3.2 3.2 3.1 4.5 4.7 2.9 3.8 3.9 3.5 2.5 2.4 2.4 1.8 1.7 3.4 3.0 1.8 1.7 3.2 1.6 2.9 1.5 2.8 2.6 2.5 1.8 1.7 1.5 1.5 1.8 1.5 1.4 0.9 1.1 1.3 0.9 1.0 1.1 1.0 1.0 1.0 0.7 0.7 0.7 0.6 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. 112Additional Information Non Performing Loans Ratios 90-day NPL Ratio| Consolidated (%) 15 to 90-day NPL Ratio | Consolidated - % 4.8 4.2 3.9 3.8 3.7 3.7 3.5 3.5 3.1 3.5 3.4 3.0 3.4 3.2 2.9 2.6 2.8 2.7 2.8 2.6 2.5 3.9 2.6 2.5 2.3 2.3 3.4 2.9 3.2 3.2 3.1 2.7 2.7 3.0 3.0 2.9 2.9 2.9 2.9 2.5 2.6 2.5 2.5 2.3 2.3 2.4 2.4 2.3 2.1 2.4 2.2 2.4 2.3 2.3 1.9 1.5 1.5 1.4 1.4 1.4 1.4 1.4 1.3 1.2 1.2 1.1 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Total Brazil ¹ Latin America ² Total Brazil ¹ Latin America ² 90-day NPL Ratio | Brazil ¹ (%) 15 to 90-day NPL Ratio | Brazil ¹ - % 6.3 5.8 5.8 5.1 4.8 4.9 4.7 4.5 4.5 4.4 4.4 5.7 5.6 4.2 3.9 3.5 3.6 3.4 3.4 4.9 3.3 3.2 3.2 3.1 4.5 4.7 2.9 3.8 3.9 3.5 2.5 2.4 2.4 1.8 1.7 3.4 3.0 1.8 1.7 3.2 1.6 2.9 1.5 2.8 2.6 2.5 1.8 1.7 1.5 1.5 1.8 1.5 1.4 0.9 1.1 1.3 0.9 1.0 1.1 1.0 1.0 1.0 0.7 0.7 0.7 0.6 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. 112

Additional Information NPL Creation R$ billion 5.3 5.1 5.0 5.0 5.0 4.7 4.4 4.4 3.8 4.4 4.3 3.9 3.6 3.5 3.5 3.5 3.3 3.2 1.2 1.1 1.0 1.1 0.7 0.9 0.5 0.5 0.4 0.1 0.7 0.5 -0.5 0.4 0.4 0.4 0.3 -0.3 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Total Retail Banking - Brazil Whosale Banking - Brazil Latin America ex-Brazil 113Additional Information NPL Creation R$ billion 5.3 5.1 5.0 5.0 5.0 4.7 4.4 4.4 3.8 4.4 4.3 3.9 3.6 3.5 3.5 3.5 3.3 3.2 1.2 1.1 1.0 1.1 0.7 0.9 0.5 0.5 0.4 0.1 0.7 0.5 -0.5 0.4 0.4 0.4 0.3 -0.3 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Total Retail Banking - Brazil Whosale Banking - Brazil Latin America ex-Brazil 113

Additional Information

Provision for Loan Losses and NPL Creation by Segment


Retail Banking - Brazil
R$ billion
107% 99% 100% 104% 108% 113% 108% 104% 102%
3.5 3.3 | 3.2 3.2 | 3.5 3.5 | 3.7 3.5 | 3.7 3.5 | 4.0 3.6 | 4.2 3.9 | 4.5 4.3 | 4.5 4.4
4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19
Wholesale Banking - Brazil
R$ billion
48% 34% -66% -29% -53% -26% -87% -119% -89%
0.2 0.5 | 0.4 1.1 | 0.2 -0.3 | -0.3 1.0 | -0.4 0.7 | -0.3 1.2 | -0.4 0.4 | -0.2 0.1 | 0.4 -0.5
4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19
Latin America ex-Brazil
R$ billion
128% 79% 114% 130% 133% 136% 138% 75% 115%
0.7 0.5 | 0.6 0.7 | 0.6 0.5 | 0.5 0.4 | 0.4 0.3 | 0.5 0.4 | 0.6 0.4 | 0.6 0.9 | 1.2 1.1
4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19
Total
R$ billion
102% 82% 113% 79% 85% 83% 93% 93% 122%
4.5 4.4 | 4.1 5.0 | 4.3 3.8 | 3.9 5.0 | 3.8 4.4 | 4.2 5.1 | 4.4 4.7 | 4.9 5.3 | 6.1 5.0
4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19
Provision for Loan Losses
NPL Creation
Provision for Loan Losses / NPL Creation

114

Additional Information Insurance, Pension Plan and Premium Bonds In R$ millions 4Q19 3Q19 D 4Q18 D 2019 2018 D Earned Premiums 1,124 1,105 1.7% 1,045 7.6% 4,356 4,055 7.4% Revenues from Pension Plan 35 57 -37.9% 114 -68.9% 267 463 -42.4% Revenues from Premium Bonds 104 113 -8.4% 108 -4.0% 426 444 -4.1% Managerial Financial Margin 90 (41) - (24) - 141 188 -24.8% Commissions and Fees 553 556 -0.4% 505 9.6% 2,114 2,028 4.2% Earnings of Affiliates 132 129 2.1% 150 -11.6% 549 474 15.8% Revenues from Insurance, Pension Plan and 2,038 1,920 6.2% 1,897 7.4% 7,853 7,653 2.6% Premium Bonds Retained Claims (330) (338) -2.5% (294) 12.4% (1,265) (1,228) 3.0% Insurance Selling Expenses (2) (6) -62.4% (14) -83.5% (25) (68) -62.8% Result from Insurance, Pension Plan and 1,706 1,575 8.3% 1,590 7.3% 6,563 6,357 3.2% Premium Bonds Recurring Net Income 656 627 4.7% 547 19.9% 2,624 2,457 6.8% Result from Insurance, Pension Plan and Premium Bonds R$ million 1,711 1,706 1,675 1,645 1,602 1,607 1,590 1,575 1,521 6.2% 5.9% 5.9% 5.8% 5.7% 5.6% 5.5% 5.4% 5.3% 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1 Result from Insurance, Pension Plan and Premium Bonds Operations Result/Operating Revenues 115 (1) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.Additional Information Insurance, Pension Plan and Premium Bonds In R$ millions 4Q19 3Q19 D 4Q18 D 2019 2018 D Earned Premiums 1,124 1,105 1.7% 1,045 7.6% 4,356 4,055 7.4% Revenues from Pension Plan 35 57 -37.9% 114 -68.9% 267 463 -42.4% Revenues from Premium Bonds 104 113 -8.4% 108 -4.0% 426 444 -4.1% Managerial Financial Margin 90 (41) - (24) - 141 188 -24.8% Commissions and Fees 553 556 -0.4% 505 9.6% 2,114 2,028 4.2% Earnings of Affiliates 132 129 2.1% 150 -11.6% 549 474 15.8% Revenues from Insurance, Pension Plan and 2,038 1,920 6.2% 1,897 7.4% 7,853 7,653 2.6% Premium Bonds Retained Claims (330) (338) -2.5% (294) 12.4% (1,265) (1,228) 3.0% Insurance Selling Expenses (2) (6) -62.4% (14) -83.5% (25) (68) -62.8% Result from Insurance, Pension Plan and 1,706 1,575 8.3% 1,590 7.3% 6,563 6,357 3.2% Premium Bonds Recurring Net Income 656 627 4.7% 547 19.9% 2,624 2,457 6.8% Result from Insurance, Pension Plan and Premium Bonds R$ million 1,711 1,706 1,675 1,645 1,602 1,607 1,590 1,575 1,521 6.2% 5.9% 5.9% 5.8% 5.7% 5.6% 5.5% 5.4% 5.3% 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1 Result from Insurance, Pension Plan and Premium Bonds Operations Result/Operating Revenues 115 (1) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Additional Information

Balance Sheet – Assets and Liabilities

R$ million

Assets	4Q19	3Q19	Δ	4Q18	Δ
Current and Long-term Assets	**1,702,123**	**1,703,925**	**-0.1%**	**1,615,235**	**5.4%**
Cash and Cash Equivalents	30,367	27,721	9.5%	37,159	-18.3%
Short-term Interbank Investments	232,362	274,139	-15.2%	304,747	-23.8%
Securities and Derivative Financial Instruments	545,286	510,656	6.8%	457,513	19.2%
Interbank and Interbranch Accounts	135,499	131,052	3.4%	132,776	2.1%
Loan, Lease and Other Loan Operations	583,017	576,020	1.2%	532,481	9.5%
(Allowance for Loan Losses)	(38,888)	(33,467)	16.2%	(33,125)	17.4%
Other Assets	214,480	217,805	-1.5%	183,684	16.8%
Permanent Assets	**36,590**	**34,414**	**6.3%**	**34,378**	**6.4%**
Total Assets	**1,738,713**	**1,738,339**	**0.0%**	**1,649,613**	**5.4%**

Liabilities	4Q19	3Q19	Δ	4Q18	Δ
Current and Long-Term Liabilities	**1,593,167**	**1,597,176**	**-0.3%**	**1,502,865**	**6.0%**
Deposits	507,060	490,838	3.3%	463,424	9.4%
Deposits Received under Securities Repurchase Agreements	269,838	296,503	-9.0%	343,236	-21.4%
Fund from Acceptances and Issue of Securities	143,569	130,883	9.7%	111,566	28.7%
Interbank and Interbranch Accounts	54,180	60,317	-10.2%	46,863	15.6%
Borrowings and Onlendings	76,393	77,770	-1.8%	67,947	12.4%
Derivative Financial Instruments	47,815	47,441	0.8%	27,485	74.0%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	220,666	216,060	2.1%	203,417	8.5%
Other Liabilities	273,647	277,364	-1.3%	238,925	14.5%
Deferred Income	**2,698**	**2,632**	**2.5%**	**2,625**	**2.8%**
Minority Interest in Subsidiaries	**10,861**	**12,812**	**-15.2%**	**12,367**	**-12.2%**
Stockholders' Equity	**131,987**	**125,719**	**5.0%**	**131,757**	**0.2%**
Total Liabilities and Equity	**1,738,713**	**1,738,339**	**0.0%**	**1,649,613**	**5.4%**

116

Additional Information

Funding

- Loan Portfolio mainly funded by domestic client funding
- **Diversified** funding base

In R$ millions, end of period	4Q19	3Q19	Δ	4Q18	Δ
Funding from Clients (A)	**608,991**	**581,328**	**4.8%**	**551,676**	**10.4%**
Demand Deposits	82,306	82,245	0.1%	72,581	13.4%
Savings Deposits	144,558	140,122	3.2%	136,865	5.6%
Time Deposits	277,166	267,029	3.8%	251,301	10.3%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	5,259	6,492	-19.0%	21,417	-75.4%
Funds from Bills [1] and Structured Operations Certificates	99,703	85,440	16.7%	69,512	43.4%
Other Funding (B)	**151,331**	**155,422**	**-2.6%**	**135,963**	**11.3%**
Onlending	11,648	13,246	-12.1%	17,907	-35.0%
Borrowings	64,745	64,524	0.3%	50,040	29.4%
Funds from Acceptance and Issuance of Securities	43,866	45,443	-3.5%	42,054	4.3%
Other [2]	31,073	32,209	-3.5%	25,962	19.7%
Portfolio Managed and Investment Funds (C)	**1,204,339**	**1,144,597**	**5.2%**	**1,006,594**	**19.6%**
Open Platform (D)	**197,349**	**187,134**	**5.5%**	**137,149**	**43.9%**
Investment Funds	183,118	172,037	6.4%	124,645	46.9%
Other [3]	14,231	15,097	-5.7%	12,505	13.8%
Total (A) + (B) + (C) + (D)	**2,162,011**	**2,068,481**	**4.5%**	**1,831,383**	**18.1%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes Certificates of Banks Deposits (CDB), Certificates of Agribusiness Receivables (CRA), Certificates of Real Estate Receivables (CRI), Debentures, Agricultural Credit Bonds (LCA) and Real Estate Credit Bonds (LCI).

117

Additional Information

Funding

Ratio between Loan Portfolio and Funding


91.1%
91.7%
94.6%
91.8%
96.3%
96.0%
96.9%
93.3%
91.9%
74.4%
74.5%
77.8%
76.1%
77.4%
78.6%
79.0%
78.2%
76.7%
R$ billion
664
542
494
665
540
495
667
548
519
697
578
531
688
553
532
691
566
544
699
571
553
737
618
576
760
635
583
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Funding from Clients and Other Funding
Funding from Clients and Other Funding net of reserve required by Brazilian Central Bank
Loan Portfolio
Loan Portfolio / Funding from Clients and Other Funding net of reserve required by Brazilian Central Bank
Loan Portfolio / Funding from Clients and Other Funding

% Funding (Maturity Breakdown)


In days
181-365
6.5%
31-180
9.8%
Over to 365
34.2%
0-30
49.5%

118

4Q19 Institutional Presentation Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 CDP NYSE BM&FBOVESPA4Q19 Institutional Presentation Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 CDP NYSE BM&FBOVESPA

fls.3 Attachment 02 (portuguese only) fls.3 Attachment 02 (portuguese only)

Teleconferência com a Imprensa Resultados de 2019 11/02/2020 Milton Maluhy Filho Vice-Presidente Executivo, CFO e CRO Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 BM&FBOVESPA NYSE 1Teleconferência com a Imprensa Resultados de 2019 11/02/2020 Milton Maluhy Filho Vice-Presidente Executivo, CFO e CRO Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 BM&FBOVESPA NYSE 1

Iniciativas estratégicas

Centralidade no Cliente

NPS Global
Dez/19 vs. Ago/18
∧ 9 pontos

NPS Banco de varejo
Dez/19 vs. Ago/18
∧ 8 pontos

NPS Banco de atacado
Dez/19 vs. Ago/18
∧ 8 pontos

NPS Cartões
Dez/19 vs. Ago/18
∧ 5 pontos

NPS rede
Dez/19 vs. Ago/18
∧ 22 pontos

Correntistas pessoas físicas[1] (MM)


18,0
18,4
19,7
21,2
3,3
2,8
4,0
2,4
+ Aberturas
- Perdas [2]
2016
2017
2018
2019

Transformação digital

Investimentos em TI
(Base 100)


100
154
215
2016
2019
2020 (e)

+ produtividade vs. 2018
Número de projetos entregues **dobrou**, com **tempo de entrega 27% menor**

+ retorno vs. 2018
Valor presente líquido dos projetos com benefício financeiro **aumentou 24%**

Pessoas

73 e-NPS Dez/19 — ∧ 1 ponto Dez/19 vs. Dez/18

1° Lugar

LinkedIn Talent Awards
Categorias Best Employer Brand e Top Companies.

150 melhores empresas para trabalhar
Guia Você S/A categoria bancos

Expansão dos novos métodos de trabalho
Comunidades de trabalho e home office

+ 7 mil pessoas trabalhando no novo modelo

Eficiência

Melhora de 2,1 p.p.
no Índice de Eficiência no ano

2019 vs. 2018

Despesas não decorrentes de juros cresceram abaixo da inflação
∧ 2,5%

Receitas de serviços
5,9%

Margem com clientes
8,6%

(1) Não incluem conta poupança, conta salário e INSS; (2) Encerramentos e inativações descontados das reativações.

2

Como foi nosso ano? 2019 Consolidado 23,7 % Consolidado 1,8 p.p. R$ 28,4 bilhões 10,2% Retorno sobre o Lucro líquido patrimônio (ROE) Brasil 1,9 p.p. Brasil 24,9% 10,6% R$ 27,0 bilhões recorrente recorrente Maior volume de crédito Receitas de serviços e Despesas não decorrentes ( +10,9% ) e melhor mix resultado de seguros de juros cresceram abaixo de produtos cresceram em diversas linhas da inflação principalmente investment banking, 2,5% impulsionando a margem (2019 vs. 2018) financeira com clientes corretagem e administração de fundos Maior ganho anual 8,6% 5,9% (2019 vs. 2018) (2019 vs. 2018) de eficiência nos últimos 4 anos 3 3Como foi nosso ano? 2019 Consolidado 23,7 % Consolidado 1,8 p.p. R$ 28,4 bilhões 10,2% Retorno sobre o Lucro líquido patrimônio (ROE) Brasil 1,9 p.p. Brasil 24,9% 10,6% R$ 27,0 bilhões recorrente recorrente Maior volume de crédito Receitas de serviços e Despesas não decorrentes ( +10,9% ) e melhor mix resultado de seguros de juros cresceram abaixo de produtos cresceram em diversas linhas da inflação principalmente investment banking, 2,5% impulsionando a margem (2019 vs. 2018) financeira com clientes corretagem e administração de fundos Maior ganho anual 8,6% 5,9% (2019 vs. 2018) (2019 vs. 2018) de eficiência nos últimos 4 anos 3 3

2019 Projeções

	Consolidado			Brasil [1]		
	Realizado	Expectativa		Realizado	Expectativa	
Carteira de crédito total [2]	10,9%	8,0%	11,0%	14,1%	8,0%	11,0%
Margem financeira com clientes	8,6%	9,0%	12,0%	9,1%	9,0%	12,0%
Margem financeira com o mercado	R$ 5,6 bi	R$ 4,6 bi	R$ 5,6 bi	R$ 3,8 bi	R$ 3,6 bi	R$ 4,6 bi
Custo do crédito [3]	R$ 18,2 bi	R$ 14,5 bi	R$ 17,5 bi	R$ 15,5 bi	R$ 12,5 bi	R$ 15,5 bi
Receita de prestação de serviços e resultado de seguros [4]	5,9%	2,0%	5,0%	6,3%	2,0%	5,0%
Despesas não decorrentes de juros	2,5%	3,0%	6,0%	3,0%	3,5%	6,5%
Alíquota efetiva de IR/CS	31,7%	31,0%	33,0%	32,5%	32,0%	34,0%

(1) Considera unidades externas ex-América Latina; (2) Inclui garantias financeiras prestadas e títulos privados; (3) Composto pelo resultado de créditos de liquidação duvidosa, impairment e descontos concedidos; (4) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização.

4

Cenário macroeconômico 2020 2019 2020(E) 1 PIB – Brasil 1,2% 2,2% Atividade econômica no Brasil segue em recuperação. SELIC (final do ano) 4,50% 4,25% Mantido o controle de gastos públicos. Inflação benigna mantém espaço para SELIC (média do ano) 5,96% 4,27% juros baixos. Crescimento deve acelerar para 2020, Inflação (IPCA) impulsionado pelo consumo e investimento. 4,3% 3,3% Expectativa da maior criação de empregos 2 desde 2013. Empregos formais (milhares) 641 938 (1) PIB 2019 projetado; (2) Ministério do trabalho - CAGED. 5Cenário macroeconômico 2020 2019 2020(E) 1 PIB – Brasil 1,2% 2,2% Atividade econômica no Brasil segue em recuperação. SELIC (final do ano) 4,50% 4,25% Mantido o controle de gastos públicos. Inflação benigna mantém espaço para SELIC (média do ano) 5,96% 4,27% juros baixos. Crescimento deve acelerar para 2020, Inflação (IPCA) impulsionado pelo consumo e investimento. 4,3% 3,3% Expectativa da maior criação de empregos 2 desde 2013. Empregos formais (milhares) 641 938 (1) PIB 2019 projetado; (2) Ministério do trabalho - CAGED. 5

2020 Projeções

	Consolidado		Brasil [1]	
Carteira de crédito total [2]	8,5%	11,5%	10,5%	13,5%
Margem financeira com clientes	0,0%	3,0%	1,5%	4,5%
Margem financeira com o mercado	R$ 5,7 bi	R$ 6,7 bi	R$ 3,8 bi	R$ 4,8 bi
Custo do crédito [3]	R$ 18,5 bi	R$ 22,0 bi	R$ 17,1 bi	R$ 20,1 bi
Receita de prestação de serviços e resultado de seguros [4]	4,5%	7,5%	5,0%	8,0%
Despesas não decorrentes de juros	-2,0%	1,0%	-1,5%	1,5%
Alíquota efetiva de IR/CS	33,0%	35,0%	33,5%	35,5%

(1) Considera unidades externas ex-América Latina; (2) Inclui garantias financeiras prestadas e títulos privados; (3) Composto pelo resultado de créditos de liquidação duvidosa, impairment e descontos concedidos; (4) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização.

Itaú 6

Compromissos de impacto positivo

Incorporamos 8 compromissos de impacto positivo em nossos negócios, cada um deles com indicadores específicos, mensuráveis e reportáveis.

Compromissos de impacto positivo	Metas e desafios	Principais parceiros
Inclusão e empreendedorismo	Aumentar o volume de crédito para pequenas e médias empresas lideradas por mulheres, atingindo **R$ 9 bilhões até 2024.**	Global Banking Alliance for Women; Women's Empowerment Principles; Bloomberg
Gestão responsável	Reduzir de forma contínua as nossas emissões GEE. Desde 2012, compensamos **100% de nossas emissões diretas** (escopo 1) e, desde 2017, **100% de nossas emissões indiretas** (escopo 2).	CDP; Programa Brasileiro GHG Protocol; Índice Carbono Eficiente ICO2
Financiamento em setores de impacto positivo	Destinar **R$ 100 bilhões** para setores de impacto positivo e **R$ 15 bilhões** para a geração de energia renovável **até 2025.**	UNEP Finance Initiative; Principles for Responsible Banking; IFC International Finance Corporation
Transparência na comunicação	Incorporar as recomendações sobre risco climático da **TCFD até 2022.**	TCFD Task Force on Climate-Related Financial Disclosures; Integrated Reporting <IR>; SASB Alliance

Itaú 7

Teleconferência com a Imprensa Resultados de 2019 11/02/2020 Milton Maluhy Filho Vice-Presidente Executivo, CFO e CRO Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 BM&FBOVESPA NYSE 8Teleconferência com a Imprensa Resultados de 2019 11/02/2020 Milton Maluhy Filho Vice-Presidente Executivo, CFO e CRO Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 BM&FBOVESPA NYSE 8

fls.4 Attachment 03 fls.4 Attachment 03

Itaú Unibanco's loan portfolio grows 10.9% and lifts fourth quarter 2019 profits

Record profits in investment banking and in fund management also contributed to a recurring net income of R$7.3 billion in the period

São Paulo, February 10, 2020 – The improvement in the economic scenario contributed to the growth in Itaú Unibanco's total adjusted loan portfolio[1], which reached R$706.7 billion in the fourth quarter of 2019, an increase of 10.9% in 12 months. As was the case in the preceding quarter, expansion was mainly driven by growth in the individual loan portfolio and the very small, small and middle market companies' loan portfolio, reflecting in growth of 13.5% and 26.6%, respectively.

In turn, the adjusted loan portfolio[1] for large companies posted an increase of 10.1% in relation to the fourth quarter 2018, underscoring a consistent recovery in confidence in Brazil. This credit origination growth combined with record results from the areas of fund management – with an advance of 46.9% in the balance of funds distributed through the open investments platform – and investment banking, which delivered its best result since 2007, led Latin America's largest private sector bank to report a recurring net income of R$7.3 billion in the fourth quarter of 2019, an increase of 12.6% compared to the same quarter in 2018, with a return on net equity of 23.7%. In the year, net income was R$28.4 billion, a year-on-year improvement of 10.2%.

In R$ million (except where indicated)	4Q19	4Q18	%	2019	2018	%
Recurring Net Income	7,296	6,478	12.6	28,363	25,733	10.2%
Annual Average ROE	23.7%	21.8%	190 bps	23.7%	21.9%	180 bps
Total Adjusted Loan Portfolio[1]	706,664	636,934	10.9%			
Non-performing Loan Ratio (90 days) - Total	3.0%	2.9%	10 bps			

"The improvement in the economic scenario and consequently, the business environment, allowed credit to continue to grow in 2019, positively impacting our portfolios for different product lines. We saw record results in fund management as well as in investment banking, driven by capital markets' operations. At the same time, we accelerated the bank's transformation process, achieving a significant improvement in customer satisfaction levels."

Candido Bracher
CEO of Itaú Unibanco

In turn, the 90-day, non-performing loans ratio reached 3.0%, an increase of 10 bps in relation to the final quarter of 2018.

From October to December 2019, commissions and fees and insurance[2] increased by 11.9% from the same period in 2018, once again boosted by higher revenues from investment banking, brokerage services and asset management.

The quarter was also characterized by the trend towards a reduction in management fees and required minimum amounts for some of the Retail products in an initiative aligned with

Itaú

> "In 2019, we took some important steps towards revising processes, the optimization of expenditures and engagement of our managers and employees in the quest for efficiency. Consequently, we increased the bank's productivity and competitive capacity, maintaining our expenses under control with an increase of 2.5% during last year. As a result of this work, our efficiency ratio improved by 210 basis points."
>
> **Milton Maluhy**
> **Executive Vice President, CFO and CRO of Itaú Unibanco**

current levels of interest rates practiced in Brazil and with the aim of increasing investor returns.

Non-interest expenses were R$13.0 billion in the fourth quarter of 2019, an increase of 1.7% compared with the same quarter in 2018, and therefore below inflation. The efficiency ratio reported an improvement of 210 bps over twelve months, indicative of increased productivity in the light of investments in technology.

With the development of Itaú Unibanco's digital experience, 95% of all transfers executed were made via digital channels in 2019, the same channels being used for account opening, and presenting a growth of 60% in relation to 2018. During the last year alone, more than 90 new features were introduced into the smartphone apps of the bank, which now has 13.7 million account holders using its digital channels.

The value added[3] to the economy by Itaú Unibanco totaled R$76.0 billion in 2019. The amount was distributed among several segments of society: R$22.4 billion in employee compensation, R$23.2 billion in tax payments, R$8.8 billion for the reinvestment of profits in the operation, R$20.3 billion for the remuneration of the more than 241 thousand shareholders and approximately 1 million indirect shareholders[4] and R$1.4 billion for other parties.

In 2019, supporting initiatives in the areas of education, culture, sport, urban mobility, diversity, innovation and entrepreneurship, Itaú Unibanco recorded private social investment amounting to R$798 million in Brazil. Of this amount in donations, 70% was made with proprietary resources without recourse to the use of tax breaks.

Further information on results can be obtained from the Itaú Unibanco Investor Relations website: www.itau.com.br/relacoes-com-investidores.

(1) Includes financial guarantees rendered and corporate securities..
(2) Revenues from Insurance include insurance income per se, pension plans and capitalization bonds net of claims and selling expenses.
(3) The statement of value added adopts the managerial criteria.
(4) Indirect shareholders are individuals or institutional investors in Brazil that have indirectly acquired Itaú Unibanco shares through investment or pension funds.

Corporate Communication – Itaú Unibanco
(11) 5019-8880/8881
imprensa@itau-unibanco.com.br

fls.5 Attachment 04 fls.5 Attachment 04

Conference call 2019 Earnings review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 BM&FBOVESPA NYSE 1Conference call 2019 Earnings review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 BM&FBOVESPA NYSE 1

Strategic initiatives 2Strategic initiatives 2

Strategic initiatives

Customer centricity

Global NPS Dec-19 vs. Aug-18 ∧ 9 points

Retail Banking NPS Dec-19 vs. Aug-18 ∧ 8 points

Wholesale Banking NPS Dec-19 vs. Aug-18 ∧ 8 points

Cards NPS Dec-19 vs. Aug-18 ∧ 5 points

rede NPS Dec-19 vs. Aug-18 ∧ 22 points

Individual account holders[1] (MM)



18.0
18.4
19.7
21.2
3.3
2.8
4.0
2.4
+ openings
- closures [2]
2016
2017
2018
2019

Digital Transformation

IT investments
(Base 100)



100
154
215
2016
2019
2020 (e)

+ productivity vs. 2018
Number of delivered projects **doubled**, with **27% shorter delivery time**

+ return vs. 2018
Net present value of projects with financial benefits **increased by 24%**

People

73 e-NPS Dec-19

∧ 1 point Dec-19 vs. Dec-18

1st Place

LinkedIn Talent Awards
Best Employer Brand and Top Companies categories.

150 best companies to work
Guia Você S/A category banks.

expansion of the new ways of working
communities of practice and home office

+ 7 thousand people working in this new model

Efficiency

2.1 p.p. improvement
in the efficiency ratio in the year

2019 vs. 2018

Non-interest expenses grew below inflation
∧ 2.5%

Service fees
5.9%

Margin with clients
8.6%

(1) Does not include savings accounts, salary accounts and INSS (Social Security National Institute) accounts; (2) Includes closures and inactivation discounted from reactivation.

Itaú 3

Positive impact commitments

We embedded 8 positive impact commitments into our core businesses, each one with specific, measurable and disclosable indicators

Positive impact commitments	Challenges and targets	Main partners
Inclusion and entrepreneurship	Increase the credit volume for women-led small and medium-sized business, reaching **R$9 billion by 2024.**	GBA Global Banking Alliance for Women; Women's Empowerment Principles; Bloomberg Gender-Equality Index
Responsible management	Continuously reduce our GHG emissions. Since 2012, we offset **100%** of our **direct emissions** (scope 1) and since 2017, **100%** of **our indirect emissions** (scope 2).	CDP; Programa Brasileiro GHG Protocol; Índice Carbono Eficiente ICO2
Financing positive impact sectors	Lend **R$100 billion** to positive impact sectors and **R$15 billion** to renewable energy generation **by 2025.**	UNEP Finance Initiative; Principles for Responsible Banking; IFC International Finance Corporation
Transparency in communication	Incorporate the **TCFD recommendations** about climate risk **by 2022.**	TCFD Task Force on Climate-Related Financial Disclosures; Integrated Reporting <IR>; SASB Alliance

4

th About the 4 quarter of 2019 5th About the 4 quarter of 2019 5

4Q19 Highlights

Recurring net income

Consolidated
R$7.3 bn ^ 1.9 %
4Q19 vs. 3Q19
Brazil
R$7.0 bn ^ 3.3 %

4Q18	1Q19	2Q19	3Q19	4Q19
6.5	6.9	7.0	7.2	7.3

Recurring ROE

Consolidated
23.7% ^ 20 bps
4Q19 vs. 3Q19
Brazil
25.1% ^ 50 bps

4Q18	1Q19	2Q19	3Q19	4Q19
21.8	23.6	23.5	23.5	23.7

Credit [1]

Consolidated
R$706.7 bn ^ 2.6 %
4Q19 vs. 3Q19
Brazil
R$540.4 bn ^ 4.3 %

4Q18	1Q19	2Q19	3Q19	4Q19
636.9	647.1	659.7	689.0	706.7

NPL 90 days

Consolidated
3.0% ^ 10 bps
4Q19 vs. 3Q19
Brazil
3.4% stable

4Q18	1Q19	2Q19	3Q19	4Q19
2.9	3.0	2.9	2.9	3.0

Margin with clients

Consolidated
R$18.1 bn ^ 2.9 %
4Q19 vs. 3Q19
Brazil
R$16.3 bn ^ 3.1 %

4Q18	1Q19	2Q19	3Q19	4Q19
16.2	16.4	16.9	17.6	18.1

Commission, fees and insurance results [2]

Consolidated
R$12.1 bn ^ 11.3 %
4Q19 vs. 3Q19
Brazil
R$11.3 bn ^ 11.9 %

4Q18	1Q19	2Q19	3Q19	4Q19
10.8	10.2	10.7	10.8	12.1

Cost of credit

Consolidated
R$5.8 bn ^ 29.3 %
4Q19 vs. 3Q19
Brazil
R$4.6 bn ^ 17.2 %

4Q18	1Q19	2Q19	3Q19	4Q19
3.4	3.8	4.0	4.5	5.8

Non-Interest expenses

Consolidated
R$13.0 bn ^ 1.7 %
4Q19 vs. 3Q19
Brazil
R$11.2 bn ^ 1.0 %

4Q18	1Q19	2Q19	3Q19	4Q19
12.8	12.1	12.7	12.8	13.0

(1) Total with financial guarantees provided and corporate securities; (2) revenues from Insurance (-) claims expenses (-) insurance selling expenses.

6

About 2019 7About 2019 7

About our year 2019 Recurring Recurring Consolidated R$28.4 billion Consolidated 23.7% 10.2% 1.8 p.p. Net Return on Brazil 10.6% Brazil 1.9 p.p. R$27.0 billion 24.9 % Income Equity (ROE) higher volume of Commissions, fees and result credit (+ 10.9%) and from insurance grew Non-interest expenses better mix of products in several lines grew below inflation boosting the financial mainly investment banking, brokerage 2.5% (yoy) margin with clients and investment funds greatest annual 8.6% 5.9% (yoy) efficiency gain (yoy) in the last 4 years 8 8About our year 2019 Recurring Recurring Consolidated R$28.4 billion Consolidated 23.7% 10.2% 1.8 p.p. Net Return on Brazil 10.6% Brazil 1.9 p.p. R$27.0 billion 24.9 % Income Equity (ROE) higher volume of Commissions, fees and result credit (+ 10.9%) and from insurance grew Non-interest expenses better mix of products in several lines grew below inflation boosting the financial mainly investment banking, brokerage 2.5% (yoy) margin with clients and investment funds greatest annual 8.6% 5.9% (yoy) efficiency gain (yoy) in the last 4 years 8 8

2019 Macroeconomic outlook

	Forecast [1]	Actual [2]
GDP - Brazil	2.5%	1.2%
SELIC [3]	6.5%	4.5%
Inflation [4]	3.9%	4.3%
Unemployment [3,5]	11.6%	11.6%
Dollar [3]	R$3.90	R$4.03

Below expectation GDP growth but with an **increase of 3.6% in private sector investment and of 2.1% in consumption.**

Interest rate ended the year at the lowest historical level, **boosting demand for credit and contributing to low delinquency levels.**

Inflation continues under control.

Unemployment rate still at high levels but with **strong formal job creation[6] (641 thousand in 2019).**

(1) Itaú Unibanco forecast for 2019 on 02/04/2019; (2) GDP data projected; (3) End of period; (4) IPCA; (5) National unemployment rate – seasonally adjusted; (6) Ministry of Labor – CAGED.

9

como foi nosso ano? Value creation 2019 In R$ billions Growth (2019 vs. 2018) Value creation 12.8 38.3% 4.4 9.2 8.3 8.2 119.8 Operating revenues 111.8 111.4 7.6 109.6 109.3 7.1% 93.8 Non-interest expenses 49.4 47.0 46.6 2.5% 50.6 44.4 40.6 2014 2015 2016 2017 2018 2019 10como foi nosso ano? Value creation 2019 In R$ billions Growth (2019 vs. 2018) Value creation 12.8 38.3% 4.4 9.2 8.3 8.2 119.8 Operating revenues 111.8 111.4 7.6 109.6 109.3 7.1% 93.8 Non-interest expenses 49.4 47.0 46.6 2.5% 50.6 44.4 40.6 2014 2015 2016 2017 2018 2019 10

2019 Credit by client profile or product

Guidance: Total credit portfolio

	Guidance	Actual
Consolidated	8.0% – 11.0%	10.9 %
Brazil	8.0% – 11.0%	14.1 %

In R$ billions

	2019	2018	△
Individuals	**239.8**	**211.3**	**13.5%**
Credit card loans	90.9	77.5	17.4%
Personal loans	34.6	29.2	18.2%
Payroll loans	49.4	46.7	5.8%
Vehicle loans	19.0	15.9	19.3%
Mortgage loans	45.9	42.0	9.3%
Very small, small and middle market loans	**89.6**	**70.8**	**26.6%**
Individuals + Very small, small and middle market loans	**329.4**	**282.1**	**16.8%**
Corporate loans	**211.0**	**191.6**	**10.1%**
Credit operations	154.1	153.3	0.5%
Corporate securities	56.9	38.3	48.4%
Total Brazil	**540.4**	**473.8**	**14.1%**
Latin America	**166.3**	**163.2**	**1.9%**
Total with financial guarantees and corporate securities	**706.7**	**636.9**	**10.9%**

Credit origination [1]

2019 vs. 2018

- ∧ 23% Individuals
- ∧ 31% Very small, small and middle Market
- ∧ 23% Corporate
- ∧ 26% Total Brazil [2]
- ∧ 52% Private securities issuance[3]

Note: Does not consider origination of credit card, overdraft, debt renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes).

11

Guidance: Financial margin with clients Actual 9.0% 12.0% Financial margin with clients Consolidated 8.6% 2019 Brazil 9.1% 9.0% 12.0% Annualized average rate -30 bps -30 bps Brazil Consolidated seasonality seasonality 12.2% 12.1% 12.1% 12.2% 12.2% 12.0% 11.9% 11.8% 10.0% 10.0% 10.0% 9.9% 10.0% 9.9% 9.8% 9.8% 9.5% 9.6% 9.2% 9.2% 9.2% 9.0% 9.0% 8.4% 7.1% 6.7% 6.4% 6.4% 6.4% 6.4% 6.4% 7.7% 6.0% 7.6% 7.6% 7.6% 7.5% 7.4% 7.4% 5.0% 6.7% 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Financial margin with clients Risk-adjusted financial margin with clients Excluding specific provision expenses from LatAm CDI (annualized quarterly rate) Change in financial margin with clients 6.2 billion R$ billlion 11.0% (1.2) (7.3) 63.6 69.1 56.3 62.5 1 2 3 4 1 5 2018 Working Capital and Spread-Sensitive Mix of products Asset Spreads Average Asset Others Spread-Sensitive Working Capital and 2019 other 2018 Operations 2018 Portfolio and Operations 2019 other 2019 Liabilities Margin (1) Includes capital allocated to business areas (except treasury), and the corporation working capital. (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Spreads variation of assets with credit risk between periods in Brazil; (4) Considers credit and private securities portfolio net of overdue balance over 60 days in Brazil; (5) Includes Latin America (ex-Brazil) spread-sensitive operations and structured operations from the wholesale segment. 12Guidance: Financial margin with clients Actual 9.0% 12.0% Financial margin with clients Consolidated 8.6% 2019 Brazil 9.1% 9.0% 12.0% Annualized average rate -30 bps -30 bps Brazil Consolidated seasonality seasonality 12.2% 12.1% 12.1% 12.2% 12.2% 12.0% 11.9% 11.8% 10.0% 10.0% 10.0% 9.9% 10.0% 9.9% 9.8% 9.8% 9.5% 9.6% 9.2% 9.2% 9.2% 9.0% 9.0% 8.4% 7.1% 6.7% 6.4% 6.4% 6.4% 6.4% 6.4% 7.7% 6.0% 7.6% 7.6% 7.6% 7.5% 7.4% 7.4% 5.0% 6.7% 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 Financial margin with clients Risk-adjusted financial margin with clients Excluding specific provision expenses from LatAm CDI (annualized quarterly rate) Change in financial margin with clients 6.2 billion R$ billlion 11.0% (1.2) (7.3) 63.6 69.1 56.3 62.5 1 2 3 4 1 5 2018 Working Capital and Spread-Sensitive Mix of products Asset Spreads Average Asset Others Spread-Sensitive Working Capital and 2019 other 2018 Operations 2018 Portfolio and Operations 2019 other 2019 Liabilities Margin (1) Includes capital allocated to business areas (except treasury), and the corporation working capital. (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Spreads variation of assets with credit risk between periods in Brazil; (4) Considers credit and private securities portfolio net of overdue balance over 60 days in Brazil; (5) Includes Latin America (ex-Brazil) spread-sensitive operations and structured operations from the wholesale segment. 12

2019 Financial margin with the market

Guidance: Financial margin with the market

	Guidance	Actual
Consolidated	R$4.6 bn – R$5.6 bn	R$5.6 bn
Brazil	R$3.6 bn – R$4.6 bn	R$3.8 bn

In R$ billions



1.6
1.5
1.5
1.4
1.4
1.2
1.3
1.4
1.4
1.4
1.2
0.2
1.7
0.1
1.3
0.3
1.3
0.9
0.5
1.3
1.0
0.3
1.1
0.2
0.5
0.5
1.2
0.9
0.3
1.6
1.1
0.5
1.5
1.0
0.4
1.3
0.7
0.6
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
Year
5.5
0.3
3.7
1.5
5.6
3.8
1.8
2018
2019
Financial margin with the market – Brazil [1]
Sale of shares - B3
Financial margin with the market– Latin America [2]
1 year moving average of financial margin with the market

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil.

13

2019 Cost of credit and credit quality

Guidance: Cost of credit



Consolidated
Brazil
R$14.5 bn
R$17.5 bn
R$12.5 bn
R$15.5 bn

Actual

R$18.2 bn

R$15.5 bn

Cost of credit[1]

In R$ billions



2.4%
2.5%
2.7%
3.3%
2.9%
3.8
4.0
4.5
5.8
1Q19
2Q19
3Q19
4Q19
2.3%
2.7%
2.6%
14.1
18.2
2018
2019
Cost of Credit
Cost of Credit / Total Risk[2] - Annualized
Excluding specific provision expenses from LatAm

Coverage ratio (90-day NPL - %)



208%
208%
208%
229%
88%
87%
86%
97%
Mar-19
Jun-19
Sep-19
Dec-19
Total
Total (Expanded[3])

(1) Provision for Loan Losses and + Recovery of Loans written-off as Losses + Impairment + Discounts Granted; (2) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters; (3) Expanded Coverage Ratio is calculated from the division of the total allowance balance by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans.

NPL Ratio

Consolidated (90 days) - %



3.7
3.5
3.4
3.4
3.0
2.9
2.9
3.0
1.4
1.4
1.4
1.9
Mar-19
Jun-19
Sep-19
Dec-19
Total
Brazil[1]
Latin America[2]

Brazil (90 days) - %



4.4
4.5
4.7
4.8
2.9
2.5
2.4
2.4
2.6
1.8
1.4
0.6
Mar-19
Jun-19
Sep-19
Dec-19
Individuals
Corporate
SMEs

Consolidated (15-90 days) - %



2.6
2.5
2.5
2.5
2.5
2.3
2.4
2.3
2.4
2.4
2.2
2.3
Mar-19
Jun-19
Sep-19
Dec-19
Total
Brazil[1]
Latin America[2]

Brazil (15-90 days) - %



3.4
3.4
3.2
3.1
1.8
1.6
1.5
1.7
0.7
0.9
0.7
1.1
Mar-19
Jun-19
Sep-19
Dec-19
Individuals
Corporate
SMEs

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil.

14

Guidance: Cost of credit Actual R$14.5 bn R$17.5 bn como foi nosso ano? Cost of credit Consolidated R$18.2 bn 2019 Brazil R$15.5 bn R$12.5 bn R$15.5 bn In R$ billions 2019 vs. 2018 Analysis of 6.5% 15.2% 2.1% 5.2% 29.1% cost of credit growth 18.2 14.1 2018 Latin America Portfolio growth Mix of credit Other 2019 Individuals + Very small, small and middle market companies 15Guidance: Cost of credit Actual R$14.5 bn R$17.5 bn como foi nosso ano? Cost of credit Consolidated R$18.2 bn 2019 Brazil R$15.5 bn R$12.5 bn R$15.5 bn In R$ billions 2019 vs. 2018 Analysis of 6.5% 15.2% 2.1% 5.2% 29.1% cost of credit growth 18.2 14.1 2018 Latin America Portfolio growth Mix of credit Other 2019 Individuals + Very small, small and middle market companies 15 como foi nosso ano? Retail bank – cost of credit and quality 2019 economic contraction 8.0 7.9 7.7 7.6 7.4 7.2 7.2 6.9 6.7 6.6 6.6 6.6 6.6 6.5 6.4 6.4 6.4 6.3 6.2 6.2 6.4 6.4 6.1 6.3 6.1 5.8 5.7 5.6 5.6 5.3 5.1 4.8 5.0 5.0 4.9 4.8 4.7 4.7 4.6 4.6 17.6 17.3 17.0 17.2 16.6 16.1 16.4 15.9 15.2 15.6 14.9 14.9 14.5 14.3 14.2 14.1 14.1 13.9 13.7 13.4 283 269 259 250 244 231 226 225 225 223 222 221 218 221 215 214 214 210 208 208 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Trailing 12 months Retail Banking Provision for Loan Losses (R$ Bn) 90-day NPL - Retail Banking (%) Credit Portfolio - Retail Banking (R$ Bn) Annual Retail Banking Provision for Loan Losses / Average Portfolio (%) 16como foi nosso ano? Retail bank – cost of credit and quality 2019 economic contraction 8.0 7.9 7.7 7.6 7.4 7.2 7.2 6.9 6.7 6.6 6.6 6.6 6.6 6.5 6.4 6.4 6.4 6.3 6.2 6.2 6.4 6.4 6.1 6.3 6.1 5.8 5.7 5.6 5.6 5.3 5.1 4.8 5.0 5.0 4.9 4.8 4.7 4.7 4.6 4.6 17.6 17.3 17.0 17.2 16.6 16.1 16.4 15.9 15.2 15.6 14.9 14.9 14.5 14.3 14.2 14.1 14.1 13.9 13.7 13.4 283 269 259 250 244 231 226 225 225 223 222 221 218 221 215 214 214 210 208 208 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Trailing 12 months Retail Banking Provision for Loan Losses (R$ Bn) 90-day NPL - Retail Banking (%) Credit Portfolio - Retail Banking (R$ Bn) Annual Retail Banking Provision for Loan Losses / Average Portfolio (%) 16

2019 Fee income and result from insurance operations

Guidance: Services and insurance



Consolidated
Brazil
2.0%
5.0%
2.0%
5.0%

	Actual
Consolidated	5.9 %
Brazil	6.3 %

In R$ billions

	2019	2018	△
Credit and debit cards	**13.0**	13.4	-3.1%
Card issuance	9.1	8.5	7.2%
Acquiring	3.9	4.9	-20.8%
Current account services	**7.5**	7.3	3.0%
Asset management [1]	**5.5**	4.4	24.9%
Advisory services and brokerage	**2.8**	1.6	79.3%
Credit operations and guarantees provided	**2.5**	2.5	-1.5%
Collection services	**1.9**	1.9	2.6%
Other	**1.1**	1.0	6.2%
Latin América	**2.9**	2.9	0.3%
Commissions and fees	**37.3**	**35.1**	**6.4%**
Result from insurance operations [2]	**6.6**	6.4	3.2%
Total	**43.9**	**41.4**	**5.9%**

Client base
2019 vs. 2018

^ 8% Individual account holders

^ 6% Credit cards

Issuer
Total payment volume
^ 15.0%

Assets under administration[3]
In R$ billions

2019 vs. 2018
^ 23.1%



Dec-19
1,180
183
1,363
Dec-18
983
125
1,107

Traditional	Open platform
^ 20.1%	^ 46.9%

(1) Includes fund management fees and *consórcio* management fees; (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; (3) does not include Latin America (ex-Brazil).

17

Guidance: Non-Interest expenses Actual 3.0% 6.0% como foi nosso ano? Non- Interest expenses Consolidated 2.5% 2019 Brazil 3.0% 3.5% 6.5% In R$ billions 2019 2018 48.7 Personnel (22.1) (21.3) 4.0% 46.3 46.2 Efficiency 45.5 44.0 ratio quarterly - % Administrative (16.8) (16.7) 0.7% 4Q18 1Q19 2Q19 3Q19 4Q19 Operating (4.8) (4.6) 5.1% 372 94.9 thousand Other tax expenses ¹ (0.4) (0.3) 9.9% branches closed employees in Brazil in 2019 in 2019 Latin America² (6.5) (6.5) 0.3% 100.3 96.8 94.9 Total (50.6) (49.4) 2.5% Dec-18 Sep-19 Dec-19 (1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation. 18Guidance: Non-Interest expenses Actual 3.0% 6.0% como foi nosso ano? Non- Interest expenses Consolidated 2.5% 2019 Brazil 3.0% 3.5% 6.5% In R$ billions 2019 2018 48.7 Personnel (22.1) (21.3) 4.0% 46.3 46.2 Efficiency 45.5 44.0 ratio quarterly - % Administrative (16.8) (16.7) 0.7% 4Q18 1Q19 2Q19 3Q19 4Q19 Operating (4.8) (4.6) 5.1% 372 94.9 thousand Other tax expenses ¹ (0.4) (0.3) 9.9% branches closed employees in Brazil in 2019 in 2019 Latin America² (6.5) (6.5) 0.3% 100.3 96.8 94.9 Total (50.6) (49.4) 2.5% Dec-18 Sep-19 Dec-19 (1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation. 18

Payout 2019 2019 Total payout simulation 2019 ROE ROE 23.7% 15.0% 17.5% 20.0% 22.5% 25.0% RWA 9% 5.0% 65% - 70% 70 - 75% 75 - 80% 80 - 85% 85% - 90% RWA 10.0% 40% -45% 45 - 50% 50 - 55% 55 - 60% 60% - 65% The return and growth growth 35% 35% 35 - 40% 40 - 45% 45% - 50% scenario positioned the 15.0% percentage to be The percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the distributed in the range minimum set forth in the Bylaws. of 60% to 65% 2019 Payout 2019 R$18.8 billion Dividend yield 66.2% 77.6% is the net amount paid and provisioned in dividends and interest on own 5.5% Dividends and gross interest Dividends and net interest on capital in 2019 own capital / recurring net income on own capital / net income¹ (1) Calculated based on dividends and interest on own capital (IOC) gross of taxes over net income adjusted by the legal revenue reserves. 19Payout 2019 2019 Total payout simulation 2019 ROE ROE 23.7% 15.0% 17.5% 20.0% 22.5% 25.0% RWA 9% 5.0% 65% - 70% 70 - 75% 75 - 80% 80 - 85% 85% - 90% RWA 10.0% 40% -45% 45 - 50% 50 - 55% 55 - 60% 60% - 65% The return and growth growth 35% 35% 35 - 40% 40 - 45% 45% - 50% scenario positioned the 15.0% percentage to be The percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the distributed in the range minimum set forth in the Bylaws. of 60% to 65% 2019 Payout 2019 R$18.8 billion Dividend yield 66.2% 77.6% is the net amount paid and provisioned in dividends and interest on own 5.5% Dividends and gross interest Dividends and net interest on capital in 2019 own capital / recurring net income on own capital / net income¹ (1) Calculated based on dividends and interest on own capital (IOC) gross of taxes over net income adjusted by the legal revenue reserves. 19

2019 Guidance

	Consolidated		Brazil[1]	
	Actual	Expected	Actual	Expected
Total credit portfolio[2]	10.9%	8.0% – 11.0%	14.1%	8.0% – 11.0%
Financial margin with clients	8.6%	9.0% – 12.0%	9.1%	9.0% – 12.0%
Financial margin with the market	R$5.6 bn	R$4.6 bn – R$5.6 bn	R$3.8 bn	R$3.6 bi – R$4.6 bi
Cost of credit[3]	R$18.2 bn	R$14.5 bn – R$17.5 bn	R$15.5 bn	R$12.5 bn – R$15.5 bn
Commissions and fees and results from insurance operations[4]	5.9%	2.0% – 5.0%	6.3%	2.0% – 5.0%
Non-Interest expenses	2.5%	3.0% – 6.0%	3.0%	3.5% – 6.5%
Effective tax rate	31.7%	31,0% – 33.0%	32.5%	32.0% – 34.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

20

About 2020 21About 2020 21

Macroeconomic outlook 2020 2019 2020(E) 1 GDP – Brazil 1.2% 2.2% Economic activity in Brazil continues to recover. SELIC (end of the period) 4.50% 4.25% Government spending remains under control. Benign inflation makes room for low interest SELIC (year average) 5.96% 4.27% rate. Growth is expected to accelerate by 2020, driven by consumption and investment. Inflation (IPCA) 4.3% 3.3% Expectation of the greatest job creation since 2013. 2 Formal jobs (in thousand) 641 938 (1) GDP data projected; (2) Ministry of Labor– CAGED. 22Macroeconomic outlook 2020 2019 2020(E) 1 GDP – Brazil 1.2% 2.2% Economic activity in Brazil continues to recover. SELIC (end of the period) 4.50% 4.25% Government spending remains under control. Benign inflation makes room for low interest SELIC (year average) 5.96% 4.27% rate. Growth is expected to accelerate by 2020, driven by consumption and investment. Inflation (IPCA) 4.3% 3.3% Expectation of the greatest job creation since 2013. 2 Formal jobs (in thousand) 641 938 (1) GDP data projected; (2) Ministry of Labor– CAGED. 22

2020 Guidance

	Consolidated		Brazil [1]	
Total credit portfolio [2]	8.5%	11.5%	10.5%	13.5%
Financial margin with clients	0.0%	3.0%	1.5%	4.5%
Financial margin with the market	R$5.7 bn	R$6.7 bn	R$3.8 bn	R$4.8 bn
Cost of credit [3]	R$18.5 bn	R$22.0 bn	R$17.1 bn	R$20.1 bn
Commissions and fees and results from insurance operations [4]	4.5%	7.5%	5.0%	8.0%
Non-Interest expenses	-2.0%	1.0%	-1.5%	1.5%
Effective tax rate	33.0%	35.0%	33.5%	35.5%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

23

Appendix 24Appendix 24

Business model 2019 In R$ billions 2019 2018 Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Consolidated Consolidated Credit Trading Credit Trading Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 63.7 1.5 5 3.3 1.4 5 6.9 1.6 51.5 1.7 6.8 (0.1) 1.7 (0.4) 119.8 1 11.8 8.0 Managerial Financial Margin 74.6 5 1.4 1.5 20.4 1.4 69.1 45.5 1.6 20.3 1.7 5 .5 6 .0 (0.1) 0.1 (0.4) Commissions and Fees 37 .3 12.2 0.0 2 5.1 - 35.1 11.4 0.0 2 3.6 - 2. 2 0.8 (0.0) 1.4 - - - 7.9 - - - 7.7 - - - 0.2 - Revenues from Insurance ¹ 7.9 7.7 0.2 Cost of Credit (18.2) - - - (14.1) - - - (4.1) - - - (18.2) (14.1) (4.1) Retained Claims - - (1.3) - - - (1.2) - - - (0.0) - (1.3) (1.2) (0.0) Non-Interested Expenses and (28.6) (0.7) (29.1) (0.1) (27.1) (0.9) (29.0) (0.1) (1.6) 0.2 (0.1) 0.0 (58.5) (57.1) (1.5) Other Expenses ² Recurring Net Income 11.9 0 .5 1 4.9 1.1 9.2 0.5 14.3 1.7 2.7 (0.0) 0 .6 (0.6) 28.4 2 5.7 2.6 Average Regulatory Capital 64.8 1.6 4 1.6 1 7.6 61.8 1.5 38.0 2 2.5 3.0 0.2 3.6 (4.9) 125.6 1 23.8 1.9 Value Creation 3.8 0.3 9.8 (1.1) 0 .9 0.3 9.3 (1.3) 2.9 (0.0) 0.5 0.2 12.8 9.2 3.5 Recurring ROE 23.7% 18.4% 28.5% 35.7% 6.2% 21.9% 14.9% 34.2% 37.6% 7.7% 170 bps 350 bps -570 bps -190 bps -150 bps (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 25Business model 2019 In R$ billions 2019 2018 Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Consolidated Consolidated Credit Trading Credit Trading Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 63.7 1.5 5 3.3 1.4 5 6.9 1.6 51.5 1.7 6.8 (0.1) 1.7 (0.4) 119.8 1 11.8 8.0 Managerial Financial Margin 74.6 5 1.4 1.5 20.4 1.4 69.1 45.5 1.6 20.3 1.7 5 .5 6 .0 (0.1) 0.1 (0.4) Commissions and Fees 37 .3 12.2 0.0 2 5.1 - 35.1 11.4 0.0 2 3.6 - 2. 2 0.8 (0.0) 1.4 - - - 7.9 - - - 7.7 - - - 0.2 - Revenues from Insurance ¹ 7.9 7.7 0.2 Cost of Credit (18.2) - - - (14.1) - - - (4.1) - - - (18.2) (14.1) (4.1) Retained Claims - - (1.3) - - - (1.2) - - - (0.0) - (1.3) (1.2) (0.0) Non-Interested Expenses and (28.6) (0.7) (29.1) (0.1) (27.1) (0.9) (29.0) (0.1) (1.6) 0.2 (0.1) 0.0 (58.5) (57.1) (1.5) Other Expenses ² Recurring Net Income 11.9 0 .5 1 4.9 1.1 9.2 0.5 14.3 1.7 2.7 (0.0) 0 .6 (0.6) 28.4 2 5.7 2.6 Average Regulatory Capital 64.8 1.6 4 1.6 1 7.6 61.8 1.5 38.0 2 2.5 3.0 0.2 3.6 (4.9) 125.6 1 23.8 1.9 Value Creation 3.8 0.3 9.8 (1.1) 0 .9 0.3 9.3 (1.3) 2.9 (0.0) 0.5 0.2 12.8 9.2 3.5 Recurring ROE 23.7% 18.4% 28.5% 35.7% 6.2% 21.9% 14.9% 34.2% 37.6% 7.7% 170 bps 350 bps -570 bps -190 bps -150 bps (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 25

Resultados Results 2019 D'D'D' (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. 26Resultados Results 2019 D'D'D' (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. 26

Digital transformation

Use of Digital Channels [1]

Individuals (in millions) | **Companies** (in millions)



9.6
11.1
12.5
Dec-17
Dec-18
Dec-19



1.1
1.1
1.2
Dec-17
Dec-18
Dec-19

% of transactions through digital channels

	2017	2019
Credit[2]	18%	20%
Investments[2]	38%	48%
Payments[2]	68%	81%
Transfers[3]	90%	95%

New Individuals accounts (in thousands)



Brick and Mortar Branches
Itaú
Abreconta App
952
1,073
1,001
61
225
268
4Q17
4Q18
4Q19

% digital operations on the Retail Operating Revenues



29%
71%
32%
68%
Digital Branches
Brick and Mortar Branches
2017
2019

Efficiency Ratio of branches in 2019

27% Digital

67% Brick and Mortar

(1) Internet, mobile and SMS on Retail Bank; (2) Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment; (3) Share of digital channels in quantity of transfers between different banks in the Retail Bank segment.

27

Conference call 2019 Earnings review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 BM&FBOVESPA NYSE 28Conference call 2019 Earnings review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 BM&FBOVESPA NYSE 28